  As filed with the Securities and Exchange Commission on March 26, 1999

                                                 Registration No. 333-71743
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                                --------------
                        ProVantage Health Services, Inc.
             (Exact name of Registrant as specified in its charter)
                                --------------
                                                             54-1508848
         Delaware                    8099                 (I.R.S. Employer
(tate or other jurisdiction S (Primary Standard          Identification No.)
   of incorporation or            Industrial
      organization)      13555 Bishops Court, Suite 201
                              Classification Code
                                    Number)
                          Brookfield, Wisconsin 53005
                                 (414) 784-4600
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                --------------
                                Jeffrey A. Jones
                     President and Chief Executive Officer
                        ProVantage Health Services, Inc.
                         13555 Bishops Court, Suite 201
                          Brookfield, Wisconsin 53005
                                 (414) 784-4600
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                   Copies to:
          Randall J. Erickson                       Donald J. Murray
          Godfrey & Kahn, S.C.                    Dewey Ballantine LLP
          780 N. Water Street                 1301 Avenue of the Americas
       Milwaukee, Wisconsin 53202               New York, New York 10019
             (414) 273-3500                          (212) 259-8000
                                --------------
   Approximate date of commencement of proposed sale to the public: As soon as is practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                  Proposed        Proposed
                                                                  maximum          maximum        Amount of
            Title of each class of               Amount to be  offering price     aggregate      registration
         securities to be registered            registered(1)   per share(3)  offering price(3)     fee(4)
-------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..................    6,095,000        $18.00       $109,710,000       $30,500
Preferred Stock Purchase Rights...............       (2)            (2)              (2)             (2)
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Includes shares subject to sale pursuant to the underwriters' over-allotment option.

(2) One Preferred Stock Purchase Right is attached to and issued with each share of Common Stock. The value of the Preferred Stock Purchase Right is reflected in the Common Stock.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(4) A registration fee of $27,800 was paid with the initial filing of the Registrant's Registration Statement on Form S-1 on February 4, 1999. The difference between the revised registration fee and the fee already paid, $2,700, is being paid with this filing.
                                --------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                           Subject to Completion

                Preliminary Prospectus Dated March 25, 1999

Prospectus

                             5,300,000 Shares

  [Logo of ProVantage--"ProVantage The Healthcare Knowledge Company"--Appears
                                   Here]

                                  Common Stock

                                  -----------

    This is ProVantage Health Services, Inc.'s initial public offering of common stock.

    We currently expect the public offering price to be between $16.00 and $18.00 per share. Currently, no public market exists for the common stock. We have applied to have the common stock included for listing on the New York Stock Exchange under the symbol "PHS."

    Prior to this offering, ShopKo Stores, Inc., our parent company, owned all of the common stock. Following this offering, ShopKo will beneficially own 70.3% of the common stock and will continue to control ProVantage.

    Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 7.

                                  -----------

                                                               Per Share Total
                                                               --------- -----
     Public Offering Price....................................    $       $
     Underwriting Discount....................................    $       $
     Proceeds, before expenses, to ProVantage.................    $       $

    The underwriters may also purchase from ShopKo up to an additional 795,000 shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. We will not receive any proceeds from the sale of the additional shares by ShopKo.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about                     , 1999.

                                  -----------

Merrill Lynch & Co.

              Bear, Stearns & Co. Inc.

                         William Blair & Company

                                                                 Lehman Brothers

                                  -----------

                 The date of this prospectus is         , 1999.

                          ProVantage Health Services

            Our goal is to be the leading third-party supplier of products and services designed to optimize the quality and minimize the cost of healthcare services.

              Health
             Benefit          HBM
            Management                           Healthcare
                                       HIT       Information
                                                 Technology


                                   Cycle of
                                  Healthcare
                                   Knowledge

                                      ATI

                             Advanced Therapeutic
                                 Intervention



                                                            [LOGO OF PROVANTAGE]





      ProVantage(R), RationalMed(R), Bravell Claims Management(R), ProVQuery(TM), PharMark(R), DOCFormulary(R) and ProVMed(R) are trademarks or servicemarks of ProVantage or ProVantage's subsidiaries. ShopKo(R) is a trademark and a servicemark of ShopKo Stores, Inc. All other trademarks, servicemarks and trade names referred to in this prospectus are the property of their respective owners.

                           Health Benefit Management

                   Patients                      Health Plan
                                                  Sponsors

        Information        Quality Care    Reduced          Fees
                                            Costs


                             [LOGO OF PROVANTAGE]

        Information        Reimbursement   Information     Market Share
                                                             Rebates

                Pharmacies                      Pharmaceutical
                                                Manufacturers


                             [LOGO OF PROVANTAGE]

The integration of two interlocking rings symbolizes ProVantage's differentiation in the healthcare industry...one ring represents Health
Benefit Management, the other represents Health Information Technology. The intersection illustrates our ability to integrate medical diagnosis and medical claims information with pharmaceutical data and then analyze it with our 7,800 rules. Our products are designed to optimize the quality and minimize the cost of healthcare services.

             Health Benefit Management                 Clinical Services
---------------------------------------------------------------------------------------------------
INDUSTRY     . Increased pharmaceutical utilization    . Need for clinical programs to:
TRENDS       . Significant hospital costs induced            - Combat rising healthcare costs
               by inappropriate drug therapies               - Improve patient treatments
             . Payors struggling to control costs
---------------------------------------------------------------------------------------------------
PROVANTAGE   . Prescription and Vision Benefit         . Advanced Therapeutic Intervention
PRODUCTS       Management                              . Drug Utilization Review
             . National Pharmacy and Optical Retail    . Disease Management Programs:
               Networks                                      - Clinically based
             . Mail Order Pharmacy                           - Quantitatively measured
             . Formulary Management
---------------------------------------------------------------------------------------------------
PROVANTAGE   . Self-insured Employers                  . Self-insured Employers
MARKETS      . Insurance Companies                     . Insurance Companies
             . HMOs                                    . HMOs
             . Third-Party Administrators              . Third-Party Administrators
             . State Governments and Agencies          . State and Federal Governments and Agencies
---------------------------------------------------------------------------------------------------

         Health Information Technology

Sales & Plan      Member &       Pharmacy, Medical,
Design Data     Provider Data    & Laboratory Data


               Data Warehouse


            ProVantage Products

           ProVMed     ProVQuery
           ProVCOR    RationalMed

             pager   voice mail
              e-mail  internet
                  mail fax

                  Clients

             Decision Support                              Healthcare Outcomes Research
---------------------------------------------------------------------------------------------------------
INDUSTRY     . Need for integrated clinical information    . Need for integrated clinical information
TRENDS       . Growing importance of accurately            . Importance of patient confidentiality
               measured healthcare outcomes                . Need to determine appropriate drug therapies
---------------------------------------------------------------------------------------------------------
PROVANTAGE   . Internet-accessible decision support        . Healthcare outcomes assessment software
PRODUCTS       based on our database:                        providing access to healthcare database with
               . One of the largest integrated healthcare    medical and drug data for 13 million people
                 information data warehouses of its kind
               . Healthcare outcomes measurement tools
---------------------------------------------------------------------------------------------------------
PROVANTAGE   . Pharmaceutical Manufacturers                . Health Care Providers
MARKETS      . Self-insured Employers                      . State and Federal Governments and Agencies
             . Insurance Companies                         . Pharmaceutical Manufacturers
             . HMOs
---------------------------------------------------------------------------------------------------------

                             TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  16
The Reorganization.......................................................  16
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Historical Consolidated Financial Data..........................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  29
Management...............................................................  43
Relationship With ShopKo.................................................  51
Certain Transactions.....................................................  53
Principal and Selling Stockholder........................................  55
Description of Capital Stock.............................................  56
Shares Eligible for Future Sale..........................................  59
Underwriting.............................................................  61
Legal Matters............................................................  63
Experts..................................................................  63
Where You Can Find More Information......................................  64
Index To Consolidated Financial Statements...............................  65

                               ----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

      Unless otherwise indicated, information in this prospectus:

     l assumes no exercise of the underwriters' option to purchase from ShopKo up to 795,000 additional shares of common stock to cover over-allotments, if any, and

     l gives effect to a corporate reorganization of ProVantage which will be completed prior to completion of the offering. See "The Reorganization."

      ProVantage has adopted a convention of referring to a fiscal year by the year in which the fiscal year begins. For example, the fiscal year which began on February 1, 1998 and ended on January 30, 1999 is referred to as "fiscal 1998." Unless the context requires otherwise, all references to "ProVantage," "we" or "our" refers to ProVantage Health Services, Inc. and its subsidiaries. ShopKo holds its ProVantage common stock indirectly through a wholly-owned subsidiary. All references to "ShopKo" in this prospectus include this wholly-owned subsidiary.

                                  Our Company

      We are a leading health benefit management company providing pharmacy benefit management and health information technology products and services to our customers. Our goal is to be the leading third-party supplier of products and services designed to optimize the quality and minimize the cost of healthcare services. As of January 1999, we provided services to over 3,500 customers, including pharmacy benefit management services covering approximately 4.5 million individuals and vision benefit management services covering approximately 500,000 individuals. In addition, our licensed products, which are designed to improve the quality of healthcare, are being used by our clients in programs covering over 13 million people. Our customers include healthcare payors, self-funded employers, third party health plan administrators, state and federal agencies and pharmaceutical manufacturers.

      Pharmacy benefit management companies address the pressing need of health plan sponsors to manage costs and to better understand the effect of pharmaceutical utilization on their membership. Our traditional pharmacy benefit management products and services include plan design, administration of a network of over 50,000 retail pharmacies, electronic point-of-sale claims processing, mail pharmacy services, formulary administration/management, physician profiling and clinical services. In addition, our products go beyond commonly available pharmacy benefit management offerings to include clinical services and information-based products which are used to track medical treatment and results. These services give our customers the ability to assess the safety and effectiveness of healthcare practices and to identify the most effective treatments, potentially lowering overall costs.

                                  Our Industry

      Prescription drug costs represent the fastest growing component of healthcare costs according to an industry publication. Pharmaceutical sales in the United States are expected to increase at a compound annual growth rate of 14.5% and to reach approximately $173 billion in the year 2002. The major factors contributing to this trend include:

  . a substantial increase in the number of major new product launches due to a shorter FDA approval cycle,

  . premium prices for new or branded products,

  . increased expenditures for new drug development,

  . an aging population, and

  . increased demand driven by direct-to-consumer advertising.

      Health benefit providers, such as insurance companies, HMOs and self-funded employers, are searching for ways to better understand and control their drug costs. Pharmacy benefit management companies help health benefit providers provide a cost effective drug benefit and better understand the impact of pharmaceutical use.

                                  Our Strategy

      Our goal is to be the leading third-party supplier of products and services designed to optimize the quality and minimize the cost of healthcare services. To accomplish this goal, we intend to:

  . continue to grow our pharmacy benefit management operations and expand our client base by increasing the number of people to whom we provide services,

  . leverage our information-based clinical expertise to develop and enhance products and services that help manage healthcare treatment and results, and

  . selectively pursue acquisitions or alliances through which we can realize additional scale benefits in our pharmacy benefit management offerings or augment our advanced clinical and health information technology capabilities.

                                  Our Address

      Our principal executive offices are located at 13555 Bishops Court, Suite 201, Brookfield, Wisconsin 53005. Our telephone number is (414) 784-4600, and our web site is www.provantageinc.com.

                               The Offering

Common stock being offered.......  5,300,000 shares
Common stock outstanding after
 the offering....................  17,850,000 shares, excluding approximately 650,000 shares subject to options to be granted as of the
                                   closing of the offering under our stock incentive
                                   plan at an exercise price equal to the offering
                                   price.
Use of Proceeds..................  We will retain $20 million of the net proceeds of the offering. We intend to use these net proceeds
                                   for working capital, capital expenditures, and other
                                   general corporate purposes. The balance of the net
                                   proceeds of the offering will be paid to ShopKo as
                                   payment on a demand promissory note held by ShopKo
                                   in the principal amount of $115 million. This note
                                   will be issued prior to the offering as a dividend
                                   to return a portion of ShopKo's equity investment in
                                   ProVantage. Any balance remaining on the note will
                                   be contributed to ProVantage by ShopKo as a capital
                                   contribution. In this case that means that ShopKo
                                   will forgive the debt represented by the balance of
                                   the note without receiving any common stock or other
                                   consideration in return. We will not receive any
                                   proceeds from the exercise of the underwriters'
                                   over-allotment option.

Proposed New York Stock Exchange
 Symbol..........................  PHS
Control by ShopKo................  ProVantage is currently a wholly-owned subsidiary of
                                   ShopKo. After the offering, ShopKo will beneficially
                                   own approximately 70.3% of the common stock and will
                                   continue to control the business and affairs of
                                   ProVantage. If the underwriters' over-allotment
                                   option is exercised in full, ShopKo will
                                   beneficially own approximately 65.9% of the common
                                   stock.

      For all periods presented below, ProVantage was a wholly-owned subsidiary of ShopKo. See Note A of the Notes to Consolidated Financial Statements.

      The pro forma basic net earnings per share of common stock are computed by dividing net earnings by 19,314,706 which represents the total number of shares of common stock outstanding after the reorganization of ProVantage's corporate structure, plus 6,764,706 shares of common stock which, when multiplied by an assumed offering price of $17.00 per share, would be sufficient to repay the demand promissory note to be issued to ShopKo prior to the offering.

      The number of shares used in the computation of supplemental basic net earnings per share of common stock is the number of shares of common stock to be outstanding upon completion of the offering.

      The pro forma balance sheet data gives pro forma effect to the corporate reorganization of ProVantage which will be completed prior to the completion of the offering. The pro forma balance sheet data also gives effect to a stock split effected through a stock dividend, converting the existing 10,100 shares of outstanding common stock into 12,550,000 shares of common stock. In addition, the pro forma balance sheet data includes the demand promissory note held by ShopKo in the principal amount of $115 million. See "Dividend Policy." The pro forma as adjusted balance sheet data gives effect to the sale of the shares of common stock and the application of the proceeds as described in "Use of Proceeds."

              Summary Historical Consolidated Financial Data

                 (in thousands, except per share amounts)

                                            Fiscal Years (52 Weeks) Ended
                          ------------------------------------------------------------------
                          Feb. 4, 1995 Feb. 3, 1996 Feb. 1, 1997 Jan. 31, 1998 Jan. 30, 1999
                          ------------ ------------ ------------ ------------- -------------
Statement of Earnings
 Data:
Net sales...............     $5,424      $87,155      $330,048     $500,891      $666,154
Costs and expenses:
 Cost of sales..........      4,666       78,250       306,760      463,069       618,308
 Selling, general and
  administrative
  expenses..............        214        4,836        11,828       19,990        24,910
 Depreciation and
  amortization
  expenses..............         69        1,170         2,233        4,779         6,776
                             ------      -------      --------     --------      --------
                              4,949       84,256       320,821      487,838       649,994
Income from operations..        475        2,899         9,227       13,053        16,160
Interest income.........        --           207           353          364           543
                             ------      -------      --------     --------      --------
Earnings before income
 taxes..................        475        3,106         9,580       13,417        16,703
Provision for income
 taxes..................        220        1,553         4,164        5,883         7,221
                             ------      -------      --------     --------      --------
Net earnings............     $  255      $ 1,553      $  5,416     $  7,534      $  9,482
                             ======      =======      ========     ========      ========
Pro forma basic net
 earnings per share of
 common stock...........                                                         $   0.49
Pro forma average shares
 outstanding............                                                           19,315
Supplemental basic net
 earnings per share of
 common stock...........                                                         $   0.53
Number of shares used in
 supplemental
 computation............                                                           17,850
Supplemental Data:
Pharmacy network claims
 processed..............        265        3,667        16,097       24,744        28,809
Mail pharmacy
 prescriptions filled...        --           120           264          457           715

                                 January 30, 1999
                         ----------------------------------
                                               Pro Forma As
                          Actual    Pro Forma    Adjusted
                         ---------  ---------  ------------
Balance Sheet Data:
Cash....................  $ 24,680   $ 24,680    $ 44,680
Working capital.........    34,009    (80,991)     54,009
Total assets............   200,777    200,777     220,777
Total debt..............       968    115,968         968
Total liabilities.......    87,540    202,540      87,540
Stockholder's equity....   113,237     (1,763)    133,237

                                  RISK FACTORS

      You should carefully consider the following risk factors before deciding to purchase shares of our common stock. We have separated the risks into three categories:

     lbusiness risks inherent in our operations and our industry,

     lrisks relating to ProVantage's relationship with ShopKo, and lrisks relating to the offering of common stock.

Business Risks

We compete with formidable companies and our industry is consolidating which could reduce our profitability

      We compete in the health benefit management and health information technology businesses. These businesses are very competitive. This competitive environment subjects us to the risk of reduced profitability. Our competitors include companies which are or are owned by large, profitable and well-established companies with substantially greater purchasing power and financial, marketing and other resources than we have. For example, Merck-Medco Managed Care, LLC is owned by a large pharmaceutical manufacturer. PCS Health Systems, Inc. is owned by a national drug store chain. A large insurance company is a major investor in Express Scripts, Inc. We may also experience competition from other sources in the future, such as Internet-based drug stores. Furthermore, both businesses are subject to consolidation pressures, meaning that they are or may be dominated by a few large companies with significant resources. The health benefit management business is relatively consolidated, and additional consolidation is likely. Consolidation is leading to increased competition among a smaller number of large companies.


      Over the last several years, the competitive pressures described above have caused health benefit management companies, including us, to reduce the prices charged to clients for core services. Additionally, competitive pressures have caused us and other health benefit management companies to share with their clients a greater portion of formulary revenues, which are payments received from pharmaceutical manufacturers in the form of discounts, rebates and other fees. A significant portion of our earnings are derived from these formulary revenues.

      While our addition of higher-margin clinical services and information technology products has offset in large part the effects of price reductions and increased formulary revenue sharing, our gross margin--that is, the difference between revenues and the cost of services--could be materially and adversely affected by these competitive pressures. Our gross margins may also decline as we implement our business strategy of marketing to larger clients, which typically have greater bargaining power than our traditional clients, and may require us to sell our services for less than they are currently sold.

Loss of short-term contracts could adversely affect our business

      Loss of contracts with a significant number of our clients or network pharmacies could adversely affect our financial condition. Consistent with industry practice, many of these contracts are terminable by either party on relatively short notice. Others are renewable annually on a year-to-year basis, unless the other party gives notice to us of its intention not to renew the contract.

      We also have contracts, typically with terms of one or two years, with pharmaceutical manufacturers entitling us to certain discounts, rebates and other fees. These arrangements are often terminable by either party on relatively short notice. If several of these contracts are terminated or materially altered, our business could be materially adversely affected.

We are uncertain whether the market will accept our health information technology products

      We have recently added and continue to develop health information technology products and services. However, to date these products and services, such as ProVQuery, ProVMed and ProVCor, have achieved only limited market acceptance. We have committed in the past, and intend to commit in the future, substantial financial and management resources to developing and marketing these products and services. We are relying on our health information technology products and services to play a significant role in our growth strategy. In particular, our strategy involves using our health information technology products and services to distinguish our pharmacy benefit management services from those of our competitors. Our products and services may fail to achieve market acceptance or to differentiate our overall product and service offering from our competitors' product and service offerings in a way that is important to our current and potential customers and for which they are willing to pay. The market may fail to accept our new products and services due to the customer's assessment of their cost relative to the benefit received. In addition, the health information technology business is experiencing rapid technological change, which could render our products or services obsolete. Our products and services may also fail to achieve market acceptance due to errors and defects, especially when first introduced or introduced as new versions. If so, our strategy to compete on the basis of these products would be adversely affected. If we decide to discontinue a product because it is not well received in the market or for other reasons, we may need to write-off any investment we may have in the product, which could adversely affect our financial results.


Continued growth may increase demands on our management and other resources which we may be unable to meet

      Our business has grown rapidly in the last three fiscal years, with total revenues increasing from approximately $87.2 million in fiscal 1995 to approximately $666.2 million in fiscal 1998. We intend to pursue a strategy of aggressive growth. Recent growth has placed, and if such growth continues will increasingly place, a significant strain on our management and operations. Specifically, we will need to invest in new information systems and additional personnel to service a larger customer base. Also, our senior management team is significantly involved in our marketing efforts which leaves less time for necessary administrative duties. Accordingly, our future operating results will depend in part on the availability of necessary capital and the ability of our officers and other key employees to continue implementing and improving our operations, customer support and financial control systems and to effectively expand, train and manage our employee base. If we are unable to manage future expansion successfully or hire and retain the personnel needed to manage our business successfully, then our business, operating results and financial condition would be materially and adversely affected.

Our acquisition and alliance strategy carries inherent risk

      We have completed several acquisitions and plan to acquire complementary products, technologies or businesses and to enter into strategic alliances. We have encountered problems in some of our acquisitions. At the time we acquired CareStream ScripCard in 1996, a significant number of its customers were not satisfied with their prior services. This resulted in customer attrition and required us to expend substantially more resources retaining customers than we had initially expected. Also, the short-term nature of the contracts in our industry means that when we acquire a company, there can be no assurance that we will retain those customers for any significant period of time. In addition, our experiences with prior acquisitions lead us to believe that the following factors are also material risks to our acquisition and alliance strategy:

     l difficulties in identifying, financing and completing viable acquisitions or alliances,

     l difficulties in integrating the acquired company, retaining the acquired company's customers and achieving the expected benefits,

     l the diversion of our management's attention from current operations,
     l  lack of experience in new products or markets,

     l  the loss of key employees of the acquired company,

     l  the assumption of undisclosed liabilities,

     l  potential dilution of current stockholders, and

     l the amortization or accelerated write-off of expenses related to goodwill and intangible assets which could reduce earnings.

      These risks associated with acquisitions and alliances could have a material adverse effect on us.

We derive a significant portion of our revenues from a small group of customers with which we have short-term contracts

      We rely on a small number of customers to produce a disproportionate amount of our revenues. The expiration or termination of our contracts with one or more significant customers would have a material adverse effect on our business and results of operations. Our ten largest customers accounted for approximately 42.8% of our revenues in fiscal 1996, 37.1% of our revenues in fiscal 1997 and approximately 35.2% of our revenues in fiscal 1998. In addition, one of those ten customers, American Medical Security, Inc., accounted for approximately 17.9% of our revenues in fiscal 1996, 11.7% of our revenues in fiscal 1997, and 11.4% of our revenues in fiscal 1998. Our contract with American Medical Security, Inc. terminates on July 1, 2000. We generally do not have long-term contracts with our customers. In most cases, our contracts automatically renew at the end of the initial term on a one-year basis, unless the customer gives notice to us of its intention not to renew the contract. In other cases, customers may terminate contracts with us at any time for any reason. Additionally, many participants in the healthcare industry, including our customers, are under severe financial pressures due to rising claims and costs. An adverse change in the financial condition of any of our significant customers, including an adverse change as a result of a change in governmental or private reimbursement programs, could have a material adverse effect on us.

Interpretation and enforcement of the government regulations applicable to our business is uncertain

      The healthcare industry is subject to extensive laws and regulations. Compliance with such laws and regulations imposes significant operational requirements on us. The regulatory requirements we must comply with in conducting our business vary from state to state, and are not always clear as to meaning or consistently enforced. Although we believe that we substantially comply with all existing statutes and regulations material to the operation of our business, regulatory authorities may disagree and take enforcement or other actions against us. These actions may result in fines or other penalties, or suspend, restrict or preclude us from engaging in certain business practices in the relevant jurisdiction. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure you that we will be able to obtain or maintain the regulatory approvals required to operate our business. For example, formulary fees, discounts and rebates are currently a topic of discussion and debate in federal and state legislatures. Changes in existing laws or regulations, changes in interpretations of laws or regulations, or adoption of new laws or regulations relating to these discounts, rebates and fees may have adverse effects on our ability to generate formulary revenues in the future.

Regulatory initiatives may restrict our ability to use confidential patient medical information

      Most of our activities involve the receipt or use by us of confidential patient medical information which our customers provide to us. Our inability to use patient medical information could render our health information technology products and services, and our business growth strategy based on these products and services, obsolete. Federal and state legislation has been proposed to restrict the use and disclosure of confidential medical information. To our knowledge, no legislation has been enacted that adversely impacts our ability to provide our current services. Even if such legislation is not enacted, however, individual customers could prohibit us from including their patients' medical information in our various databases of medical data, or from using such information in providing services to our other customers.

Our quarterly operating results are likely to fluctuate significantly, which may cause volatility in the price of our common stock

      Our operating results have in the past and are likely in the future to vary significantly from quarter to quarter. Fluctuations in our results make it harder to identify and understand trends in our business and may lead to volatility in our stock price. For example, in August 1996 we acquired CareStream ScripCard, which was a significant factor in causing our revenues to increase by 55% for the full fiscal quarter after the acquisition compared to the fiscal quarter in which the acquisition occurred. In addition, our experience over the last several years leads us to believe that the following factors are also material risks which could cause our quarterly operating results to fluctuate significantly:

     l the expiration or termination of contracts with significant customers,

     l the size and timing of new contracts and product orders, whether through acquisitions or otherwise,

     l  the number of covered lives in our customers' benefit plans,

     l  the timing of new service and product announcements,

     l changes in our pricing policies or in our competitors' pricing policies,

     l market acceptance of our services and new products, such as ProVMed, ProVCor and ProVQuery,

     l  the length of our sales cycles,

     l the timing of revenue recognition from the sale of our services and products,

     l the impairment or obsolescence of our products or other assets due to technological changes or other factors,

     l  changes in operating expenses,

     l  personnel changes, and

     l  conditions in the healthcare industry and the economy generally.

      Our revenues are not predictable with any significant degree of certainty because of these factors and because the market for our services and products is rapidly evolving. Based upon the factors listed above, we believe that our quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of our operating results are not necessarily meaningful and that, in any event, such comparisons should not be relied upon as indications of our future performance. Furthermore, it is possible that in some future quarters, our operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of the common stock may decline significantly.

Sales may be delayed or lost due to long sales cycles for our products

      The period of time required to sell our products and services to a new customer can be up to a year or more. Our long sales cycle adds to the unpredictability of our revenues, which could cause substantial volatility in the price of the common stock. Our sales cycle varies substantially from customer to customer because of a number of factors over which we have little or no control. These factors include our customers' budgetary constraints, the timing of budget cycles, changes in our customers' budgetary or purchasing priorities, concerns about the introduction of new or updated services and products by us or our competitors and potential downturns in general economic conditions, which may be associated with reductions in demand for health management information systems.

Changes in financing and reimbursement practices in the healthcare industry may delay or prevent acceptance of our products

      We have designed our services and products to compete within the current payment and reimbursement structure of the U.S. healthcare system. However, changing political, economic and regulatory influences may affect healthcare financing and reimbursement practices. If the current healthcare financing and reimbursement system changes significantly, then our products and services could be less competitive and we could be materially and adversely affected. Congress is currently considering proposals to reform the U.S. healthcare system, such as the proposal to overhaul Medicare. These proposals may increase governmental involvement in healthcare and pharmacy benefit management services and otherwise change the way our customers do business. Healthcare organizations may react to these proposals and the uncertainty surrounding such proposals by cutting back or delaying investments in the healthcare cost control tools and related technology which we provide. We cannot predict what effect, if any, these proposals might have on our business, operating results and financial condition. Other legislative or market-driven reforms that we cannot anticipate could affect our business, operating results and financial condition in unpredictable ways.

We may be subject to liability claims which may not be covered by our insurance policies

      Various aspects of our business, including the dispensing of pharmaceutical products, performing drug utilization review and providing information to physicians about drug therapy, which we refer to as our therapeutic intervention services, entail a risk of litigation and liability relating to product and professional liability claims. A successful product or professional liability claim not covered by our insurance policies or in excess of our insurance coverage could have a material adverse effect upon our business, operating results and financial condition. We cannot assure you that we will be able to maintain appropriate types or levels of insurance in the future, that adequate replacement policies will be available on acceptable terms, or that insurance will cover all claims against us. Our software products are also internally complex and may contain errors or defects, especially when first introduced or when new versions are released. Errors in products or versions could result in liability claims, which could adversely affect our business, operating results and financial condition.

Losing key employees on whom we depend could adversely affect our business

      Our future performance will depend, in part, upon the efforts and abilities of our key management, sales, marketing and technical personnel. We do not have employment agreements with any of our executive officers, and so they are not contractually obligated to continue to work for us. If we cannot attract, motivate and retain key personnel, our business could be materially and adversely affected.

We may lose existing and potential customers and our bargaining power due to consolidation

      Over the past several years, the overall number of insurance companies, health maintenance organizations, managed care companies and other clients and potential clients of ours has decreased as a result of mergers, acquisitions and similar transactions. Our customers have been and may continue to be subject to these consolidation pressures. We may lose existing and potential customers due to consolidation in the healthcare industry. Consolidation could also create larger customers capable of exerting greater bargaining power than our traditional clients. As we implement our business strategy of marketing to these larger customers in response to this consolidation and other competitive pressures, the prices we are able to charge for our products and services may decline. The loss of existing and potential customers and/or price declines due to consolidation could have a material adverse effect on us.

Our intellectual property may be inadequately protected or subject to claims that it infringes on another person's intellectual property

      We have no patents or registered copyrights. We rely primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, nondisclosure agreements and other methods to protect our intellectual property rights. These laws and contractual provisions may not provide effective protection of our rights. Another person may copy or otherwise obtain and use our technology without authorization or develop similar technology independently. If other people or companies copy our products without our permission or misuse our products, then our business, results of operations and financial condition could be materially adversely affected. Furthermore, another person may claim that our technology infringes on their rights. As the number of software products made by our competitors and offered to our target market increases, software developers like us may become increasingly subject to infringement claims. Any such claims, whether with or without merit, can be time consuming and expensive to defend. If another person successfully asserts infringement claims against us, then we may need to enter into royalty arrangements, which could reduce profitability, or become subject to litigation which could have a material adverse effect on us.

Year 2000 issues may adversely affect our business

      Our state of readiness for Year 2000. Many currently installed computer systems and software products accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish years after 1999 from years before 1999. As a result, computer systems that cannot accept four-digit entries in the date field as of January 1, 2000 may not function properly. We have designed our products to be capable of handling four digit dates, and therefore we believe that the direct impact of the Year 2000 problem on our products will not be significant. We have initiated a comprehensive project designed to eliminate or minimize any business disruption associated with potential Year 2000 date processing problems in our systems. We have completed the first three phases of this project. We are nearly complete with the fourth phase of systems renovation. We are actively engaged in the last phase of testing our systems, which we expect to complete in the third quarter of 1999. We have also initiated communications with our vendors and suppliers regarding their state of Year 2000 readiness. We plan to continue our assessment of our third party business partners' Year 2000 readiness.

      Our costs to address Year 2000 issues. We estimate that we will incur expenses of $0.6 to $0.8 million in conjunction with our Year 2000 compliance project, of which $0.4 million has been spent through January 30, 1999.

      Risks of our Year 2000 issues. We may be adversely affected by non-compliant systems used by other companies, including our clients, with which we do business. Year 2000 issues may significantly affect the purchasing patterns of customers and potential customers. Many companies are spending large amounts of money to correct their systems for Year 2000 compliance. These expenditures may result in a smaller amount of money available to our customers and potential customers to purchase our products and services. These factors could result in a material adverse effect on our business, operating results and financial condition.

      Our contingency plans for Year 2000 malfunctions. We believe that the most reasonably likely worst case scenario related to Year 2000 is that we will experience a number of minor systems malfunctions and errors in early Year 2000 that we did not detect during our renovation and testing process, and that some of our customers and vendors will not be Year 2000 compliant. We have begun planning preparations to handle these most reasonably likely worst case scenarios. We intend to complete our contingency plans during the second quarter of fiscal 1999. However, despite our compliance program we may have overlooked or otherwise not remedied Year 2000 issues which may have a material adverse effect on us.

      For additional information regarding Year 2000 Issues, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

Risks Relating to ProVantage's Relationship with ShopKo

ShopKo's control of ProVantage could adversely affect the price of the common stock

      ShopKo beneficially owns all of the outstanding common stock. After the offering, ShopKo will own approximately 70.3% of the outstanding common stock. As a majority stockholder, ShopKo will be able to control the business and affairs of ProVantage, including:

     l  the election of the entire board of directors,

     l any determinations with respect to mergers or other business combinations, and

     l  the payment of dividends with respect to the common stock.

      For a more complete description of the aspects of ProVantage's business and affairs which ShopKo will be able to control through its stock ownership, see "Relationship With ShopKo." As a consequence of this ownership, the market price of the common stock could be adversely affected because it is unlikely to reflect any "takeover premium."

Most of the offering proceeds will be used to pay a demand promissory note to be issued to ShopKo

      Prior to the offering, we will declare as a dividend to ShopKo a demand promissory note in the principal amount of $115.0 million. The purpose of the dividend is to return a portion of ShopKo's equity investment in ProVantage. We intend to use all but $20.0 million of the net proceeds of the offering to repay a portion of this note. Any balance remaining on this note will be contributed to ProVantage by ShopKo as a capital contribution.

Some of the terms of our intercompany agreements with ShopKo may not be as favorable as we could have negotiated with independent parties

      We currently have a variety of contractual relationships with ShopKo and its affiliates. We cannot assure you that each of such agreements, or the transactions provided for therein, has been or will be effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties. ShopKo's interests under these agreements are adverse to and diverge from our interests based on a variety of factors, including:

     l  fees and other payments,

     l  quality and quantity of services received, and

     l  rights in the event of nonperformance.

      As a party to these contracts, ShopKo could use its control position to act in a manner adverse to the other stockholders of ProVantage. For a description of the intercompany agreements with ShopKo, see "Relationship With ShopKo--Intercompany Agreements." In addition, ShopKo may be unwilling or unable to amend these agreements to accommodate our future operating needs. When our intercompany agreements with ShopKo expire or are terminated, it may be more expensive for us to obtain substitute services from third parties. This increased expense could negatively affect our financial performance.

The terms of ShopKo's credit agreement may adversely affect our ability to raise capital and take other strategic actions.

      Under ShopKo's existing credit agreement, we are considered a "subsidiary" of ShopKo. This means that ShopKo is obligated to cause us to comply with various covenants in the credit agreement, which may not always be in our best interests. These covenants include limitations and prohibitions on our ability to sell our common stock and the stock of our subsidiaries unless ShopKo meets financial tests, to pledge particular categories of assets, to incur debt to third parties beyond specified limits and to enter into agreements which restrict our ability to pay dividends. The restriction on the sale of stock provides that we cannot sell our common stock or the common stock or other equity interests of our subsidiaries unless at the time of such sale ShopKo can demonstrate that the minimum consolidated net worth test, the leverage ratio test, and the interest coverage ratio test can be met on a pro forma basis assuming the proposed sale had occurred one year earlier. This restriction will not limit this offering or the sale of stock pursuant to our stock incentive plan. However, in the future this restriction could limit our ability to sell our common stock or the common stock or other equity interests of our subsidiaries. The extent of such limit will depend on a number of factors, including the size of the proposed sale and ShopKo's financial results over the preceding year. Likewise, our ability to incur debt to third parties is limited under a formula contained in ShopKo's credit agreement. At January 30, 1999, we could have borrowed approximately $190.0 million from third parties under this formula. This formula is impacted by ShopKo's financial results and operating activities, including the amount of debt incurred by other ShopKo subsidiaries. Our credit agreement with ShopKo restricts us from borrowing funds from parties other than ShopKo without ShopKo's consent. These limitations could prevent us from borrowing additional funds. These covenants will apply after this offering is completed and may cause ShopKo to force us to act inconsistently with our best interests. ShopKo's credit agreement has been filed by ShopKo as an exhibit to ShopKo's Securities Exchange Act reports. "Principal and Selling Stockholder" explains how you can obtain these reports.

We may experience potential conflicts of interest with ShopKo which may not be resolved in our favor

      Upon consummation of this offering and the election of two independent directors, who are not affiliated with ShopKo, we will have a board of directors consisting of seven members. Four of the members of our board of directors also serve on the ShopKo board of directors. As these individuals perform their duties to ShopKo and to us, conflicts of interest and conflicting demands on the amount of time these individuals will have available for our affairs may arise. Because ShopKo, a specialty discount retailer, and ProVantage have substantially different businesses, we do not expect these conflicts to arise over the allocation of corporate opportunities. Conflicts may arise over the allocation of capital, human and other resources. We have not adopted any policies regarding the allocation of corporate opportunities or other conflicts, aside from a policy to approve related party transactions and except as set forth in the intercompany agreements. We cannot assure you that any conflicts that may arise will be resolved in our favor. In addition, ShopKo will have the ability to change the size and composition of our board of directors and its committees.

Risks Relating to the Offering of Common Stock

We cannot assure you of our success as a stand-alone company; our historical financial information may have limited relevance in evaluating our business

      To date, we have been operated as a subsidiary of ShopKo. After this offering, we will continue to be a majority-owned subsidiary of ShopKo, but will operate as a stand-alone company. ShopKo will have no obligation to provide assistance to us except as provided in our agreements with ShopKo. We cannot assure you that we will be viable as a stand-alone company or that this change will not have an adverse effect on us. Because the financial information included in this prospectus relates to periods during which we were wholly-owned by ShopKo, it is not necessarily indicative of our future results of operations, financial position and cash flows.

Shares of common stock eligible for future sale could adversely affect the market price of the common stock

      Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the common stock. Upon completion of this offering, there will be 17,850,000 shares of common stock outstanding. The common stock sold in this offering will be freely tradable without restrictions by persons other than "affiliates" of ProVantage, as such term is defined in the Securities Act of 1933. In addition, ShopKo has the right to have its ProVantage common stock registered under the federal securities laws for sale to the public. Once it is registered, ShopKo may sell it. We cannot predict the effect, if any, that future sales of shares of common stock, or the availability of shares of common stock for future sales, will have on the market price of the shares of common stock.

If you purchase the common stock, then you will incur immediate and substantial dilution in the book value of your shares

      The assumed initial public offering price of $17.00 per share is substantially higher than the net tangible book value of $(5.49) per share of the common stock at January 30, 1999, giving pro forma effect to the reorganization of ProVantage's corporate structure. Accordingly, purchasers in this offering will incur immediate and substantial net tangible book value dilution of $13.30 per share.

An active and continuous trading market for the common stock may not develop after the offering which may result in a decline in the price for the common stock or price volatility

      Prior to this offering, there has been no public market for the common stock, and an active, continuous trading market for the common stock may not develop. This means that you may not be able to sell shares of common stock you acquire in this offering easily, if at all. Furthermore, the market price for the common stock could decline below the price you pay for it. ProVantage and the representatives of the underwriters will determine the initial public offering price based on the factors described under "Underwriting." Their determination may not necessarily equal the intrinsic value or the market value of the common stock. The trading prices of the common stock could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, governmental or other regulatory action, general conditions in the healthcare industry, changes in earnings estimates or recommendations by research analysts and other events or factors, many of which are beyond our control. In addition, the stock market recently has experienced a high level of price and volume volatility, and market prices for the stock of many companies, particularly small and emerging growth companies like ProVantage, have experienced wide price fluctuations which have not necessarily been related to their operating performance. These broad market fluctuations could have a material adverse effect on the market price of the common stock.

Anti-takeover provisions in our organizational documents and agreements with our executive officers could delay or prevent a change in control of ProVantage at a premium price

      Certain provisions of ProVantage's restated certificate of incorporation and amended and restated bylaws, a stockholders rights plan, and change of control severance agreements which have been entered into with certain of ProVantage's executive officers could have an anti-takeover effect. These provisions include:

        la staggered board of directors,

        lsupermajority amendment provisions,

        lpreferred stock purchase rights which may deter offers for the common stock, and llarge severance payments.

      This anti-takeover effect could delay, defer or prevent a change of control of ProVantage without further action by the stockholders, could discourage potential investors from bidding for the common stock at a premium over the market price of the common stock and could adversely affect the market price of, and the voting and other rights of the holders of, the common stock. In addition, provisions of the Delaware General Corporation Law restrict the ability of stockholders to cause a merger or business combination or obtain control of ProVantage. These provisions may prevent a takeover of ProVantage at a premium price. See "Management--Change of Control Severance Agreements" and "Description of Capital Stock."

                        FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements regarding the operations and business of ProVantage. Statements in this document that are not historical facts are "forward-looking statements." Such forward-looking statements include those relating to:

       lProVantage's future business prospects,

       lprojected or anticipated product development or introduction,

       lpossible acquisitions,

       lprojected revenues, working capital, liquidity, capital needs, interest costs and income, and lstatements regarding ProVantage's Year 2000 readiness.

     The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus. Wherever they occur in this prospectus or in other statements attributable to ProVantage, forward-looking statements are necessarily estimates reflecting our best judgment. However, these statements still involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Discussions in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are particularly susceptible to risks and uncertainties. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus and other factors set forth from time to time in ProVantage's reports and registration statements filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ProVantage disclaims any intent or obligation to update forward-looking statements. Moreover, ProVantage, through senior management, may from time to time make forward-looking statements about the matters described herein or other matters concerning ProVantage.

                              THE REORGANIZATION

     In connection with this offering, ShopKo and ProVantage reorganized ProVantage's corporate structure. This reorganization consisted of reincorporating ProVantage in Delaware through a merger with an affiliated corporation, the transfer of certain assets and liabilities from affiliated corporations to ProVantage, the amendment and restatement of ProVantage's charter and bylaws, a 1,243 for 1 stock split effected through a stock dividend, and the declaration of a dividend to ShopKo in the form of a demand promissory note in the principal amount of $115.0 million in order to return to ShopKo a portion of ShopKo's investment in ProVantage. See "Dividend Policy." This reorganization was accounted for as a tax-free reorganization among commonly controlled entities. All of the assets and liabilities transferred in the reorganization retained their historical cost basis.

                                USE OF PROCEEDS

      The net proceeds from the sale of shares of common stock offered hereby, assuming a public offering price of $17.00 per share, are estimated to be $83.0 million. These net proceeds will be applied as follows:

      . we will retain the first $20.0 million of net proceeds from the offering and use these proceeds for working capital, capital expenditures and other general corporate purposes, including contingent payments for previous acquisitions, and

      . the balance of the net proceeds will be paid to ShopKo as a repayment on the demand promissory note and any remaining balance on the note will be contributed to ProVantage by ShopKo as a capital contribution.

      The demand promissory note will have a principal amount of $115.0 million, will bear interest at 5.0% per annum and will be due on demand. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      We will not receive any proceeds from the exercise of the underwriters' over-allotment option.

                                DIVIDEND POLICY

      We do not intend to pay cash dividends on the common stock in the foreseeable future, but rather intend to use future earnings principally to support operations and to finance expansion and possible acquisitions. The payment of cash dividends in the future will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, capital requirements, future business prospects, contractual restrictions and such other factors as our board of directors may deem relevant. See "Description of Capital Stock."

      Prior to the offering, we will declare a dividend to ShopKo in the form of a demand promissory note in the principal amount of $115.0 million to return to ShopKo a portion of its equity investment in ProVantage. Holders of common stock will not receive any portion of the payment on the note held by ShopKo. See "Relationship With ShopKo."

                                 CAPITALIZATION

      The following table sets forth the cash and capitalization of ProVantage at January 30, 1999 on an historical basis, on a pro forma basis giving effect to the reorganization of Pro Vantage's corporate structure which will be completed prior to the completion of the offering, and on a pro forma as adjusted basis to give effect to the sale of the shares of common stock offered by this prospectus, at an assumed initial public offering price of $17.00 per share, and the use of the estimated net proceeds as described in the "Use of Proceeds" section.

                                                        January 30, 1999
                                                 ------------------------------
                                                                     Pro Forma
                                                  Actual  Pro Forma As Adjusted
                                                 -------- --------- -----------
                                                  (in thousands, except share
                                                             data)
     Cash....................................... $ 24,680  $24,680   $ 44,680
                                                 ========  =======   ========
     Stockholders' equity:
       Preferred Stock, $.01 par value;
        5,000,000 shares authorized and none
        issued or outstanding actual, pro forma
        and pro forma as adjusted............... $      0  $     0   $      0
       Common Stock, $.01 par value; 50,000,000
        shares authorized, 12,550,000 shares
        issued and outstanding, actual;
        50,000,000 shares authorized, 12,550,000
        shares issued and outstanding, pro
        forma; and 50,000,000 shares authorized,
        17,850,000 shares issued and
        outstanding, pro forma as adjusted......      126      126        179
       Additional paid-in capital...............   88,997   88,997    171,987
       Retained earnings........................   24,114  (90,886)   (38,929)
                                                 --------  -------   --------
         Total stockholders' equity.............  113,237   (1,763)   133,237
                                                 --------  -------   --------
         Total capitalization................... $113,237  $(1,763)  $133,237
                                                 ========  =======   ========

                                    DILUTION

      Our pro forma net tangible book value at January 30, 1999 was $(68,890,000), or $(5.49) per share of common stock. Pro forma net tangible book value per share is determined by dividing our net tangible book value-- that is, total tangible assets less total liabilities--by the number of shares of common stock outstanding, after giving effect to the reorganization of ProVantage's corporate structure which is to be completed prior to the completion of the offering. Without taking into account any changes in our pro forma net tangible book value after January 30, 1999, other than to give effect to the sale of the shares of common stock offered hereby, assuming an initial public offering price of $17.00 per share, and the receipt of the net proceeds therefrom, our adjusted pro forma net tangible book value at January 30, 1999 would have been $66,110,000, or $3.70 per share of common stock. This represents an immediate dilution in pro forma net tangible book value of $13.30 per share to new investors purchasing shares in this offering and an immediate increase in pro forma net tangible book value of $9.19 per share to ShopKo. The following table illustrates this per share dilution.

     Assumed initial public offering price per share..........         $ 17.00
                                                                       -------
     Pro forma net tangible book value per share at January
      30, 1999................................................ $(5.49)
                                                               ------
     Increase per share attributable to new investors (1).....   9.19
                                                               ------
     Pro forma net tangible book value after the offering.....            3.70
                                                                       -------
     Dilution per share to new investors (2)..................         $ 13.30
                                                                       =======

--------

(1) After deduction of underwriting discounts and estimated offering expenses to be paid by us.

(2) Determined by subtracting the adjusted pro forma net tangible book value per share after the offering from the amount of cash paid by a new investor for one share of common stock.

      The following table summarizes on a pro forma basis as of January 30, 1999 the differences in the total cash consideration paid and the average price per share paid by ShopKo, our sole stockholder prior to this offering, with respect to the 12,550,000 shares of common stock issued by us to ShopKo and by the new investors, assuming an initial public offering price of $17.00 per share, with respect to the 5,300,000 shares of common stock to be issued by us in this offering:

                        Shares of Common
                        Stock Purchased     Total Consideration
                       ------------------- ---------------------- Average Price
                         Number    Percent    Amount      Percent   Per Share
                       ----------  ------- -------------  ------- -------------
     ShopKo........... 12,550,000    70.3% $  89,123,000    49.7%    $ 7.10
     New investors....  5,300,000   29.7      90,100,000   50.3       17.00
                       ----------   -----  -------------   -----
         Total........ 17,850,000   100.0% $ 179,223,000   100.0%
                       ==========   =====  =============   =====

      The foregoing tables do not give effect to the issuance of an aggregate of approximately 650,000 shares of common stock subject to options to be granted under our stock incentive plan at an exercise price equal to the offering price. See "Management--Compensation of Directors" and "Executive Compensation--Stock Incentive Plan."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

      The following table sets forth certain of our historical consolidated financial data as of and for each of the five years in the period ended January 30, 1999. The historical consolidated financial data for the four years in the period ended January 30, 1999 and as of January 30, 1999, January 31, 1998 and February 1, 1997 were derived from our financial statements which have been audited by Deloitte & Touche LLP, independent auditors. The remaining financial data presented below were derived from our accounting records and have not been audited. Nevertheless, in the opinion of management, this unaudited data include all adjusting entries, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. The historical consolidated financial data presented herein are not necessarily indicative of the results of operations for any future period. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                                   Year (52 Weeks) Ended
                          ------------------------------------------------------------------------
                          Feb. 4, 1995(1) Feb. 3, 1996 Feb. 1, 1997(2) Jan. 31, 1998 Jan. 30, 1999
                          --------------- ------------ --------------- ------------- -------------
Statement of Earnings
 Data:
Net sales...............      $ 5,424       $87,155       $330,048       $500,891      $666,154
Costs and expenses:
 Cost of sales..........        4,666        78,250        306,760        463,069       618,308
 Selling, general and
  administrative
  expenses..............          214         4,836         11,828         19,990        24,910
 Depreciation and
  amortization
  expenses..............           69         1,170          2,233          4,779         6,776
                              -------       -------       --------       --------      --------
                                4,949        84,256        320,821        487,838       649,994
Income from operations..          475         2,899          9,227         13,053        16,160
Interest income.........          --            207            353            364           543
                              -------       -------       --------       --------      --------
Earnings before income
 taxes..................          475         3,106          9,580         13,417        16,703
Provision for income
 taxes..................          220         1,553          4,164          5,883         7,221
                              -------       -------       --------       --------      --------
Net earnings............      $   255       $ 1,553       $  5,416       $  7,534      $  9,482
                              =======       =======       ========       ========      ========
Basic net earnings per
 share..................      $  0.02       $  0.12       $   0.43       $   0.60      $   0.76
Average number of shares
 outstanding............       12,550        12,550         12,550         12,550        12,550
Pro forma basic net
 earnings per share of
 common stock(3)........                                                               $   0.49
Pro forma average number
 of shares
 outstanding(3).........                                                                 19,315
                           Feb. 4, 1995   Feb. 3, 1996  Feb. 1, 1997   Jan. 31, 1998 Jan. 30, 1999
                          --------------- ------------ --------------- ------------- -------------
Balance Sheet Data:
Cash....................      $ 2,092       $ 5,001       $  5,946       $ 12,533      $ 24,680
Working capital.........        1,628         7,634          4,253         15,480        34,009
Total assets............       25,823        33,181        118,993        155,037       200,777
Total debt..............          --            --             --           1,880           968
Total liabilities.......        7,770         9,057         56,310         63,757        87,540
Stockholder's equity....       18,053        24,124         62,683         91,280       113,237

--------

(1) On January 3, 1995, Pro Vantage completed the acquisition of Bravell, Inc., a pharmacy benefit management company. The results of Bravell's operations since the date of acquisition have been included in ProVantage's consolidated statements of earnings.

(2) On August 2, 1996, ProVantage completed the acquisition of CareStream ScripCard from Avatex Corporation. CareStream ScripCard is a pharmacy benefit management company and its operations have been integrated into ProVantage. The results of CareStream ScripCard's operations since the date of acquisition have been included in ProVantage's consolidated statement of earnings.

(3) The pro forma basic net earnings per share of common stock are computed by dividing net earnings by 19,315, which represents the total number of shares of common stock outstanding after the reorganization of ProVantage's corporate structure, plus 6,765 shares of common stock which, when multiplied by an assumed offering price $17.00 per share would be sufficient to repay the demand promissory note to be issued to ShopKo prior to the offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with ProVantage's historical consolidated financial statements and notes and the unaudited consolidated financial statements and notes included elsewhere herein.

Overview

      ProVantage is a leading health benefit management company providing pharmacy benefit management and health information technology products and services to our customers. ProVantage conducts its business principally throughout the United States. Prior to this offering, ProVantage was wholly-owned by ShopKo. After this offering, ShopKo will own 70.3% of ProVantage's outstanding common stock, continue to provide to ProVantage a variety of services and control ProVantage's board of directors, business and affairs.

      The financial statements and data included in this prospectus, and this Management's Discussion and Analysis of Financial Condition and Results of Operations, covers periods when ProVantage operated as a wholly-owned subsidiary of ShopKo. For the periods presented, certain general, administrative and other expenses reflected in the consolidated financial statements include allocations of certain corporate expenses from ShopKo which took into consideration estimates of personnel time spent to provide services or other appropriate bases. These allocations include services and expenses for general management, information systems management, treasury, tax, financial reporting, benefits administration, insurance, legal, communications and other miscellaneous services. Management believes the foregoing allocations were made on a reasonable basis. Although these allocations do not necessarily represent the costs which would have been incurred by ProVantage on a stand-alone basis, management believes that any variance in costs would not be material to ProVantage's consolidated financial results. After the offering is completed, the charges for the services provided by ShopKo to ProVantage will be governed by the intercompany agreements described under "Relationship With ShopKo."

      ProVantage derives its revenues from the sale of health benefit management services, pharmacy mail services, vision benefit management services and health information technology and clinical support services. ProVantage's net sales include:

     l administrative and dispensing fees plus the cost of pharmaceuticals dispensed by pharmacies participating in the network maintained by ProVantage or by ProVantage's mail service pharmacy to members of health benefit plans sponsored by ProVantage's clients,

     l amounts billed to pharmaceutical manufacturers and third party formulary administrators for formulary fees,

     l administrative fees plus the cost of sales of eyeglasses and contact lenses relating to vision benefit management services, and

     l license and service fees for health information technology and clinical support services.

      Cost of sales includes the amounts paid to network pharmacies and optical centers for pharmaceutical and vision claims, the cost of prescriptions sold through the mail service pharmacy and the amounts paid to plan sponsors for shared formulary fees.

      As a result of the competitive environment, ProVantage is continuously subject to margin pressures when measured as a percent of net sales. In recent years, competing pharmacy benefit management providers owned by large companies, including pharmaceutical manufacturers, began pricing their products and services more aggressively. This aggressive pricing resulted in reduced margins for ProVantage's traditional prescription benefit management services. Management expects this competitive environment to prevail for the foreseeable future. In recent years, we have been able to offset in large part these reduced margins by selling higher margin advanced clinical services and health information technology products. In order to maintain our margins as a percentage of sales, we will need to continue to increase sales of these higher margin services and products.

      In recent years, ProVantage has invested heavily to build its clinical and health information technology capabilities. These investments include technology, professional staff, and marketing and service personnel. Management expects to continue to invest to build these capabilities.

      During the periods presented, ProVantage completed acquisitions of several companies which contributed to ProVantage's growth. Of the health plan members as of January 30, 1999, approximately 25% were acquired through acquisitions. Acquisitions make period to period comparisons of the ProVantage's financial statements less meaningful. Please see "--Acquisitions."

Results of Operations

      The following table sets forth certain items from ProVantage's consolidated statement of earnings as percentages of consolidated net revenue:

                                                Year (52 weeks) Ended
                                       ----------------------------------------
                                       Feb. 1, 1997 Jan. 31, 1998 Jan. 30, 1999
                                       ------------ ------------- -------------
Net sales.............................    100.0%        100.0%        100.0%
Costs and expenses
  Cost of sales.......................     92.9          92.4          92.8
  Selling, general and administrative
   expenses...........................      3.6           4.0           3.8
  Depreciation and amortization
   expenses...........................      0.7           1.0           1.0
                                          -----         -----         -----
                                           97.2          97.4          97.6
Income from operations................      2.8           2.6           2.4
Interest income.......................      0.1           0.1           0.1
                                          -----         -----         -----
Earnings before income taxes..........      2.9           2.7           2.5
Provision for income taxes............      1.3           1.2           1.1
                                          -----         -----         -----
Net earnings..........................      1.6%          1.5%          1.4%
                                          =====         =====         =====

Fiscal 1998 Compared to Fiscal 1997

      Net sales for fiscal 1998 increased $165.3 million, or 33.0%, to $666.2 million. This increase is attributable to internally generated growth in claims processing, mail pharmacy and formulary fees. Sales from pharmacy claims processing increased $122.5 million, or 27.8%. This increase reflects a 16.4% increase in the number of claims processed and a 9.8% increase in the average revenue per claim processed. Sales from ProVantage's mail pharmacy increased $29.8 million, or 79.1%, reflecting a 56.5% increase in the number of prescriptions dispensed and a 14.5% increase in the average revenue per prescription dispensed. Formulary fees increased $8.1 million, or 55.0%, to $22.9 million. This increase is attributable to increased claims subject to formulary fees and increased participation of pharmaceutical manufacturers in ProVantage's formulary program. Revenues attributable to vision benefit management services were immaterial in both periods.

      Gross profit, calculated as net sales less cost of sales, for fiscal 1998 increased $10.0 million, or 26.5%, compared to fiscal 1997. This increase is partially attributable to the sales growth in formulary fees, resulting in a $4.2 million increase in gross profit over the prior year, sales growth in mail pharmacy, resulting in a $2.8 million increase in gross profit over the prior year, and sales growth in claims processing, resulting in a $1.7 million increase in gross profit over the prior year. As a percentage of net sales, ProVantage's gross margins were 7.2% for fiscal 1998 and 7.6% for fiscal 1997. This decline was due to increasing prescription costs and the addition of larger clients with lower average transaction fees, offset in part by the addition of higher margin clinical services and information technology products.

      Selling, general and administrative expenses for fiscal 1998 increased $4.9 million, or 24.6%, to $24.9 million. This increase relates to additional investments in information technology of $3.0 million, in clinical programs of $0.5 million and in infrastructure support of $1.4 million related to continued growth. As a percentage of net sales, selling, general and administrative expenses were 3.8% in fiscal 1998 compared to 4.0% in fiscal 1997.

      Depreciation and amortization expenses for fiscal 1998 increased $2.0 million, or 41.8%, to $6.8 million. This increase is attributable to increased depreciation and goodwill amortization related to ProVantage's business acquisitions. As a percentage of net sales, depreciation and amortization expenses were 1.0% for both fiscal 1998 and fiscal 1997.

      The change in interest income during the periods was immaterial.

      The effective tax rate for fiscal 1998 was 43.2% compared to 43.8% in fiscal 1997.

Fiscal 1997 Compared to Fiscal 1996

      Net sales for fiscal 1997 increased $170.8 million, or 51.8%, to $500.9 million. This increase is primarily attributable to growth in claims processing and mail pharmacy. Sales from pharmacy claims processing increased $151.4 million, or 52.3%. This increase reflects a 53.7% increase in the number of claims processed. Sales from ProVantage's mail pharmacy increased $16.4 million, or 77.1%, reflecting a 73.1% increase in the number of prescriptions dispensed and a 2.3% increase in the average revenue per prescription dispensed. Formulary fees decreased $1.9 million, or 11.3%, to $14.8 million. This decrease is primarily attributable to the expiration of a contract with a third party formulary administrator. This contract, which included a favorable formulary revenue guarantee for fiscal 1996, was not renewed for fiscal 1997 because the terms proposed by the third party administrator for fiscal 1997 were less favorable than the terms ProVantage negotiated directly with pharmaceutical manufacturers. Revenues attributable to vision benefit management services were immaterial in both periods.

      Gross profit for fiscal 1997 increased $14.5 million, or 62.4%, compared to fiscal 1996. This increase is primarily attributable to the sales growth in claims processing resulting in a $7.1 million increase in gross profit over the prior year, and improved gross margin rates in ProVantage's formulary business resulting in a $3.2 million increase in gross profit over the prior year and sales growth in mail pharmacy, resulting in a $2.2 million increase in gross profit over the prior year. As a percentage of net sales, ProVantage's gross margins were 7.6% for fiscal 1997 and 7.1% for fiscal 1996.

      Selling, general and administrative expenses for fiscal 1997 increased $8.2 million, or 69.0%, to $20.0 million. The increase is primarily attributable to increased operating costs subsequent to the acquisition of PharMark of $2.0 million and additional investments in infrastructure support related to continued growth, including information technology, of $6.2 million. As a percentage of net sales, selling, general and administrative expenses were 4.0% in fiscal 1997 compared to 3.6% in fiscal 1996.

      Depreciation and amortization expenses for fiscal 1997 increased $2.5 million, or 114.0%, to $4.8 million. This increase is primarily attributable to goodwill amortization related to ProVantage's business acquisitions. As a percentage of sales, depreciation and amortization expenses were 1.0% in fiscal 1997 and 0.7% in fiscal 1996.

      The change in interest income during these periods was immaterial.

      The effective tax rate for fiscal 1997 was 43.8% compared to 43.5% in fiscal 1996.


Liquidity and Capital Resources

      Prior to the offering, ProVantage's cash needs in excess of cash flow provided by operations have been met principally by additional capital contributions by ShopKo and any excess cash has been distributed to ShopKo. Cash provided from operating activities was $9.5 million in fiscal 1998, $12.0 million in fiscal 1997 and $3.4 million in fiscal 1996. ShopKo's capital contributions were $12.5 million in fiscal 1998, $21.1 million in fiscal 1997 and $33.1 million in fiscal 1996.

      ProVantage's principal uses of cash are for capital expenditures and acquisitions. ProVantage spent $8.9 million on capital expenditures in fiscal 1998, $4.2 million on capital expenditures in fiscal 1997 and $2.1 million in fiscal 1996. Capital expenditures relate primarily to continuing investments in systems technology.

      ProVantage's total capital expenditures are expected to approximate $15.0 to $20.0 million for the fiscal year ending January 29, 2000. The expected increase in capital expenditures is primarily due to replacement of ProVantage's retail network processing system and continued enhancements and development in its suite of health information technology products. The foregoing capital expenditure plans are based on current facts and circumstances known to management and assumptions believed by management to be reasonable. Such plans may be reviewed and revised from time to time in light of changing conditions. Any such revisions could be material.

      In addition, ProVantage has contingent payment obligations of up to $5.0 million with respect to the CareStream Scrip Card acquisition and up to $8.0 million with respect to the PharMark acquisition. Payments, if any, made under these arrangements would be recorded as additional purchase price. For a more detailed description, see "--Acquisitions."

      ProVantage has entered into a credit agreement with ShopKo which provides that ProVantage may borrow up to $25.0 million from ShopKo on a revolving basis. The credit agreement is unsecured, has a term that expires on January 31, 2001, provides that borrowings will bear interest at various market rates at the time of borrowing and has an annual commitment fee of 1/5 of one percent of the total commitment amount. ProVantage may terminate the credit agreement at any time without penalty and may replace it with financing from banks or other financial institutions. ShopKo may terminate the credit agreement at any time after it no longer owns a majority of ProVantage's voting stock. This agreement may negatively affect the future operating results of ProVantage by increasing interest expense. Prior to the offering, any additional cash needs in excess of cash flows provided by operations have been met by capital contributions by ShopKo. After the offering, any additional cash needs will be met through borrowings under our credit agreement with ShopKo.

      Under ShopKo's existing credit agreement, ProVantage is considered a "subsidiary" of ShopKo which means that ShopKo is obligated to cause ProVantage to comply with certain covenants in the credit agreement. These covenants include prohibitions on ProVantage selling its common stock and the stock of its subsidiaries unless ShopKo meets financial tests, prohibitions on the pledging of particular categories of assets, limitations on ProVantage's ability to incur debt to third parties beyond specified limits, and a prohibition on ProVantage entering into agreements which restrict ProVantage's ability to pay dividends. These covenants will continue to apply after this offering is completed. ProVantage does not expect these covenants to impose any material impediment on ProVantage's existing operations. There can be no assurance, however, that circumstances will not arise wherein such covenants could limit ProVantage's ability to enter into certain transactions.

      ProVantage believes that its cash needs, other than for significant acquisitions, will be met through fiscal 1999 through the proceeds from this offering, cash generated from operations and borrowings from ShopKo or third-party sources.

      In addition to the credit agreement, ProVantage and ShopKo have entered into or will enter into a number of other agreements to define and formalize our ongoing relationship and the conduct of our businesses. These agreements include a tax sharing agreement, an administrative services agreement, an I. T. support agreement, a lease agreement, an indemnification and hold-harmless agreement, and a registration rights agreement. In comparison to prior years, these agreements will not have a material effect on future operating results because they formalize arrangements on substantially the same financial basis as presented in the historical financial statements included in this prospectus. See "Relationship with ShopKo--Intercompany Agreements" for a description of the agreements described above. When our intercompany agreements with ShopKo expire or are terminated, it may be more expensive for us to obtain substitute services from third parties. This increased expense could negatively effect our financial performance.

Acquisitions

      On January 3, 1995, ProVantage completed the acquisition of Bravell, Inc., a pharmacy benefit management firm that provides custom prescription benefit plan design, program administration and claims benefit processing services to insurance companies, third party administrators and self-funded medical plan sponsors. The transaction was accounted for as a purchase, whereby ProVantage acquired 97% of the outstanding common stock of Bravell for approximately $17.3 million. ProVantage was also required to make additional payments which were contingent upon future results of Bravell's operations. In fiscal 1996, $0.7 million was paid based on the results of fiscal 1995. On April 10, 1997, ProVantage made a payment of approximately $8.9 million to the founders of Bravell to:

     l acquire the remaining 3% of the common stock of Bravell which ProVantage did not acquire in January 1995,

     l extinguish all remaining contingent payment obligations to the founders, and

     l  terminate the founders' employment agreements.

      On August 2, 1996, ProVantage completed the acquisition of CareStream ScripCard from Avatex Corporation, formerly known as FoxMeyer Health Corporation. CareStream ScripCard is a prescription benefit management company and its operations have been integrated with ProVantage. The initial purchase price was $30.5 million in cash, plus a supplemental cash payment. If Avatex exercises its right to the supplemental cash payment within the prescribed time frame after the close of the offering, the supplemental cash payment will be an amount equal to 1.5% of ProVantage's market value subject to a minimum of $2.5 million and a maximum of $5.0 million. The right of Avatex to the supplemental cash payment expires on August 2, 2001. Such supplemental payment will be capitalized as additional purchase price and amortized over a period of 15 to 18 years. We expect that a substantial portion of the supplemental payment will be capitalized as additional purchase price upon completion of the offering.

      On August 20, 1997, ProVantage acquired PharMark, a software and database development company providing information driven strategies for optimizing medical and pharmaceutical outcomes, based in Arlington, Virginia, from M. Lee Morse and Aida A. LeRoy. Mr. Morse and Dr. LeRoy were employed by ProVantage from August 20, 1997 to January 31, 1999 pursuant to employment agreements entered into in conjunction with the acquisition. The purchase price for PharMark was approximately $15.2 million, of which $14.2 million has been paid in cash and a total of $1.0 million is due in 1999. The sellers of PharMark may also be entitled to contingent payments of up to $8.0 million in the aggregate based on the fair market value of ProVantage's outstanding common stock. The contingent payments, if any, will be due on the first to occur of August 20, 2002 or certain liquidity events related to ProVantage. The offering will not be a liquidity event.

The contingent payments may be made, at ProVantage's election, in either cash, ShopKo common stock, ProVantage common stock or any combination thereof; provided, however, that any stock used for such payments must be traded on a national securities exchange or the Nasdaq National Market. If the contingent payments are made in ShopKo or ProVantage common stock, the sellers have the right to require the issuer of the stock to register the stock for sale under the Securities Act. The sellers also have the right to have the shares of common stock they receive as contingent payment included in registration statements filed under the Securities Act by the issuer. The contingent payments, if any, will be capitalized as additional purchase price and amortized over a period of 15 to 19 years. We expect that a portion of the contingent payments will be capitalized as additional purchase price upon completion of the offering. The employment agreements entered into in conjunction with the acquisition of PharMark were mutually terminated as of January 31, 1999. Payments of approximately $1.1 million were paid to Mr. Morse and Dr. LeRoy at the time of termination.

      ProVantage expects to continue its internal growth and may also consider the acquisition of health services businesses. Such plans may be reviewed and revised from time to time in light of changing conditions. Depending upon the size and structure of any such acquisition, ProVantage may require additional capital resources. ProVantage believes that adequate sources of capital will be available.

Year 2000

      State of Readiness. In order to address Year 2000 compliance, ProVantage has initiated a comprehensive project designed to eliminate or minimize any business disruption associated with potential date processing problems in its information technology systems, as well as its non-information technology systems. The project consists of five phases: company awareness, assessment, strategy and work plan development, renovation and testing. ProVantage has completed the first three phases for both information technology and non-information technology systems, is nearly complete with the fourth phase (i.e., renovation), and is actively engaged in the fifth stage of testing.

      With respect to information technology systems, approximately 80% of ProVantage's critical business systems are currently compliant, approximately 5% of them will be retired and approximately 15% are in the process of being renovated. With respect to non-information technology systems, the assessment phase indicated a need for only minor renovation work. For both information technology and non-information technology systems, the renovation phase currently underway is expected to be completed in the second quarter of fiscal 1999. The testing phase for both information technology and non-information technology systems is planned to be completed in the third quarter of fiscal 1999.

      As part of its Year 2000 project, ProVantage has initiated communications with all of its vendors and service suppliers to assess their state of Year 2000 readiness. A significant percentage of its important vendors have responded in writing to ProVantage's Year 2000 readiness inquiries. ProVantage plans to continue assessment of its third party business partners, including face-to-face meetings with management and/or onsite visits as deemed appropriate. Despite ProVantage's diligence, there can be no guarantee that the systems of other companies which ProVantage relies upon to conduct its day-to-day business will be compliant.

      Costs. ProVantage estimates that it will incur internal and external expenses of $0.6 to $0.8 million in conjunction with the Year 2000 compliance project of which $0.4 million have been incurred as of January 30, 1999. The remaining costs will be incurred in fiscal 1999.

      Risks. With respect to the risks associated with its information technology and non-information technology systems, ProVantage believes that the most reasonably likely worst case scenario is that ProVantage will experience a number of minor systems malfunctions and errors in the early days and weeks of the Year 2000 that were not detected during its renovation and testing efforts. ProVantage also believes that these problems will not be overwhelming and will not have a material effect on ProVantage's operations or financial results. However, despite our compliance program we may have overlooked or otherwise not remedied Year 2000 issues which may have a material adverse effect on us.

      With respect to the risks associated with third parties, ProVantage believes that the most reasonably likely worst case scenario is that some of ProVantage's vendors will not be compliant. Management also believes that the number of such vendors will have been minimized by ProVantage's program of identifying non-compliant vendors and replacing or jointly developing alternative supply or delivery solutions prior to the Year 2000.

      ProVantage also designs, licenses and sells software products to third parties. While ProVantage has taken steps to ensure the readiness of this software and believes it to be compliant, ProVantage cannot be certain that the software will operate error free, or that ProVantage will not be subject to litigation, whether the software operates error free or not. However, ProVantage believes that based on its efforts to ensure compliance, and the terms and conditions of its software licensing contracts, it is not reasonably likely that ProVantage will be subject to such litigation.

      ProVantage has limited the scope of its risk assessment to those factors which it can reasonably be expected to have an influence upon. For example, ProVantage has made the assumption that our customers, government agencies, utility companies and national telecommunications providers will continue to operate. Their failure to remedy their Year 2000 problems could have a material adverse effect on ProVantage's results of operations and ability to operate, but ProVantage has little, if any, ability to influence such an outcome.

      Contingency Plans. ProVantage has recently begun planning preparations to handle the most reasonably likely worst case scenarios described above. ProVantage intends to complete the contingency plans for these scenarios during the second quarter of fiscal 1999.

      Year 2000 Readiness Statements. To allow its customers and suppliers an opportunity to assess ProVantage's state of readiness for the Year 2000, ProVantage maintains a Year 2000 web page at www.provantageinc.com. Statements made or contained in this prospectus or on our web page or any past statements made or contained in this prospectus or on our web page are deemed Year 2000 Readiness Statements and are subject to the Year 2000 Information and Readiness Disclosure Act (P.L. 105-271), to the fullest extent permitted by law.

Recent Pronouncements

      In 1997, Statement of Financial Accounting Standards, SFAS, No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," were issued. Both statements have been adopted by ProVantage. SFAS No. 130 "Reporting Comprehensive Income" requires non-cash changes in stockholders' equity be combined with net income and reported in a new financial statement category entitled "comprehensive income." Currently, ProVantage's only component of comprehensive income is net income. SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires ProVantage to report certain information if specific requirements are met about services, geographic areas of operation and major types of customers. ProVantage provides integrated health benefit management services to its customers, and these services account for substantially all of ProVantage's net sales. As a result, ProVantage's operations will be reported in one segment.

      In 1998, SFAS No. 132, "Employers' Disclosures about Pensions and other Post-retirement Benefits," and SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities," were issued. SFAS No. 132 was adopted by ProVantage and will have no impact on ProVantage's annual financial statements. SFAS 133 must be adopted by June 15, 1999. ProVantage is currently evaluating the impact of this statement, but it is not anticipated to have a significant impact on ProVantage's annual financial statements.

Inflation

      Inflation has not had a significant effect on the results of operations of ProVantage or its internal and external sources of liquidity.

Market Risk

      ProVantage has not historically been subject to material market risk, such as interest rate risk or foreign currency exchange risk. In the future, the rate of interest paid by ProVantage under its credit agreement with Shopko will generally be subject to changes in interest rates.

                                    BUSINESS

Overview

      We are a leading health benefit management company providing pharmacy benefit management and health information technology products and services to our customers. Our goal is to be the leading third-party supplier of products and services designed to optimize the quality and minimize the cost of healthcare services. As of January 1999, we provided services to over 3,500 customers, including pharmacy benefit management services covering approximately 4.5 million individuals and vision benefit management services covering approximately 500,000 individuals. In addition, our licensed products, which are designed to improve the quality of healthcare, are being used by our clients in programs covering over 13 million people. We have experienced significant growth since fiscal 1995, increasing revenues from $87.2 million to $666.2 million in fiscal 1998, representing a compound annual growth rate of approximately 97%. Approximately 75% of our growth in the number of people who use our pharmacy benefit management services during this period has been generated internally rather than through acquisitions.

      Pharmaceuticals are the fastest growing component of healthcare expenditures and are generally recognized as being the most difficult for payors to control. According to IMS Health, U.S. pharmaceutical expenditures are expected to grow by a compound annual growth rate of 14.5% through 2002. We believe this market should provide us with opportunities for substantial growth.

      We believe that we are differentiated from most of our competitors by:

     l our ability to integrate medical claim, diagnosis and pharmaceutical data and to analyze this data with our 7,800 rules that are used to identify improper, ineffective or dangerous drug use,

     l our ability to provide useful data which our clients can use to reduce drug-related hospitalization and other medical costs,

     l our expertise and experience acquired in developing an integrated database of pharmaceutical and medical claims data on over 13 million people, which we believe is one of the largest databases of its kind, and

     l our ability to offer more comprehensive solutions to our customers to optimize the quality and minimize the cost of healthcare services.

      We believe that only a small number of our competitors are capable of offering clients the combination of products, expertise and experience that we can.

      Pharmacy benefit management companies address the pressing need of health plan sponsors to manage costs and to better understand the effect of pharmaceutical utilization on their membership. Our traditional pharmacy benefit management products and services include plan design, administration of a network of over 50,000 retail pharmacies, electronic point-of-sale claims processing, mail pharmacy services, formulary administration/management, physician profiling and clinical services. In addition, our products go beyond commonly available pharmacy benefit management offerings to include clinical services and information-based products which are used to track medical treatment and a patient's response to that treatment. These services give our customers the ability to assess the safety and effectiveness of healthcare practices and to identify the most effective treatments, potentially lowering overall costs.

      Our customers include healthcare payors, self-funded employers, third party health plan administrators, state and federal agencies and pharmaceutical manufacturers. We believe that our customers are increasingly seeking health management vendors that can help them reduce medical costs by identifying opportunities to improve outcomes. While pharmacy benefit management companies are in a unique position to fulfill this need, we believe that few of them are able to organize and analyze payor specific data regarding pharmaceutical use and medical encounters. We believe that our ability to integrate patient pharmacy and medical data allows our clients and us to assess overall healthcare results.

      One of our principal information-based services, which was launched in mid-1998, is our Advanced Therapeutic Intervention program. This program is designed to:

     l review a client's pharmaceutical utilization and medical diagnosis, claims and prescription data on an integrated basis,

     . indentify prescribing patterns that exceed recommended periods of use, unnecessary drug duplication and over- and under-utilization,

     l identify specific patients who have been prescribed drugs that significantly increase the risk of hospitalization or other adverse medical events due to underlying medical conditions and multiple diseases, and

     l intervene with the treating physicians to identify significant drug therapy related risks.

      We believe this program provides a measurable return on investment to our clients. The core of our Advanced Therapeutic Intervention program is RationalMed, our clinical outcomes assessment software that analyzes our clients' medical and pharmaceutical data to identify problematic prescribing patterns. Under the direction of our physicians, our staff clinicians review the risk assessments generated by RationalMed, and intervene with the treating physicians. We believe the specific information provided by our Advanced Therapeutic Intervention program can be used to reduce medical costs and allow us to increase sales to larger and more sophisticated customers.

      In addition to our pharmacy benefit management products and services, we have developed and continue to develop Internet-accessible health information technology products designed to assist in management of healthcare results. Certain of these products access our integrated database of pharmaceutical and medical claims data on over 13 million people, which we believe is one of the largest databases of its kind. We intend to broaden our product offering and cross-sell more advanced health information technology products to our more sophisticated clients. We believe that we have a competitive advantage over stand-alone healthcare information system companies because of our pharmacy benefit management relationships with payors, self-funded employers and third party health plan administrators.

Background

      We are a wholly-owned subsidiary of ShopKo Stores, Inc., a leading specialty discount retailer with pharmacies and optical centers in most of its retail stores. Capitalizing on its expertise in pharmacy operations, in 1993 ShopKo launched ProVantage as a mail service pharmacy. We have grown primarily through internal growth but have also expanded through acquisitions and strategic alliances. In 1995, we acquired Bravell, Inc., a full-service pharmacy claims adjudication company. In 1996, we acquired CareStream ScripCard and also began to offer vision benefit management services. In 1997, we expanded significantly our clinical expertise and added to our databases with the acquisition of PharMark.

Industry Overview

      The Healthcare Financing Administration projects that healthcare expenditures will rise from $1.15 trillion in 1998 to $2.13 trillion by 2007, a compound annual growth rate of 7.1%. The managed care industry in the United States has experienced rapid growth in response to historical increases in healthcare costs. Payors have sought to minimize certain of these expenses by capturing economies of scale, controlling utilization and developing risk sharing strategies. Prescription drug costs represent the fastest growing component of healthcare costs according to an industry publication. Pharmaceutical sales in the United States are expected to increase at a compound annual growth rate of 14.5% and to reach approximately $173 billion in the year 2002. The major factors contributing to this trend include:

     l a substantial increase in the number of major new product launches due to a shorter FDA approval cycle,
     l  premium prices for new or branded products,

     l  increased expenditures for new drug development,

     l  an aging population, and

     l  increased demand driven by direct-to-consumer advertising.

      In response to increasing demand for pharmaceuticals, health benefit providers, such as payors and employers, have been searching for ways to better understand and control drug costs. Pharmacy benefit management companies help health benefit providers provide a cost effective drug benefit and better understand the impact of pharmaceutical use on total healthcare expenditures.

      In their most basic role as cost savers, pharmacy benefit management companies provide access to a network of retail pharmacies which have contractually agreed to provide pharmaceuticals at discounted rates. Pharmaceutical claims are electronically processed by the pharmacy benefit management companies from the point of sale, providing operating efficiencies. Pharmacy benefit management companies also secure volume discounts, rebates and other formulary revenues from pharmaceutical manufacturers, lowering their clients' pharmaceutical costs. Pharmacy benefit management companies also seek to influence behavior patterns by encouraging the substitution of generic products for more costly branded alternatives and by developing and managing formularies. Formularies are lists of approved drugs available to health plan participants.

      These cost reduction strategies have become widely used in the healthcare industry in recent years, however, and payors are now seeking a more sophisticated approach to managing pharmaceutical expenditures which incorporates a focus on the quality and efficiency of care as opposed to solely on cost cutting. Rather than viewing pharmaceutical expenditures as discrete cost items, payors are beginning to seek an understanding of the effect that pharmaceutical treatment has on overall healthcare costs and patient care.

      We believe that prospective customers are increasingly selecting pharmacy benefit management companies based on their ability to identify both favorable and harmful prescribing patterns and to selectively intervene with physicians and patients to provide information resulting in improved healthcare outcomes and significantly lower costs. Pharmacy benefit management companies with the ability to access and derive meaningful conclusions from medical, pharmaceutical and diagnostic information will have a competitive advantage. While both payors and providers are intently focused on disease management, many do not have the scale, expertise and/or resources to internally develop the data warehouse, decision support tools and clinical therapeutic capabilities necessary to effectively manage overall healthcare results. Therefore, we believe that there is a substantial opportunity for organizations capable of providing information technology based solutions to this market.

Strategy

Overview

      Our goal is to be the leading third-party supplier of products and services designed to optimize the quality and minimize the cost of healthcare services. To accomplish this goal, we intend to:

     l continue to grow our pharmacy benefit management business and expand our client base by increasing the number of people to whom we provide services,

     l leverage our information-based clinical expertise to develop and enhance products and services that help manage healthcare treatment and results, and

     l selectively pursue acquisitions and alliances through which we can realize additional scale benefits in our pharmacy benefit management offerings or augment our advanced clinical and health information technology capabilities.

      Grow Pharmacy Benefit Management Business. We intend to aggressively grow our pharmacy benefit management business by increasing the number of people to whom we provide pharmacy benefit management services and continuing to expand the breadth of our product offerings. We have built a leading franchise in the small group market based on our ability to provide individually tailored products to fit the unique needs of our clients. We believe that we are able to provide these customers with a level of flexibility in benefit design not offered by our competitors. Additionally, we have focused intensively on service, quality and responsiveness and we believe that our clients value this difference.

      While the small group market remains a major focus for us, we believe that the mid-sized market offers a substantial growth opportunity. As part of our efforts to penetrate this market, we are building a comprehensive marketing program targeting larger clients. We believe that we are well positioned to serve these larger and generally more sophisticated customers which are often looking for partners who can provide them with healthcare treatment and results information that enables them to reduce costs. Our sales efforts to this market are designed to demonstrate that our advanced clinical products and services go beyond those offered by our competitors by enabling our clients to:

     l meaningfully reduce overall healthcare costs, not just pharmacy costs,

     l  quantify cost savings, and

     l  improve healthcare treatment and results.

      These products and services include our Advanced Therapeutic Intervention programs, therapeutic and disease management programs, and a variety of information-based consultative services including physician profiling and formulary design. The basis for many of our advanced, clinical products and services is our database of integrated pharmaceutical and medical claims data on over 13 million people. Since 1997, our marketing efforts to more sophisticated clients, both small and mid-sized, have resulted in the addition of new clients representing a commitment of approximately 900,000 people to whom we will provide pharmacy benefit management services, including Wausau Insurance, Security Health Plan and American National Insurance.

      In addition to attracting a larger client base, we intend to leverage our relationships and clinical expertise in managing pharmaceutical benefits to market a broader array of products. These products can be sold alone or in bundled form, based on our client's needs. We plan to use our more sophisticated clinical services to gain access to new customers which might not be looking to make a change in their provider of traditional pharmacy benefit management services. Once we have established a relationship with a client and demonstrated our capabilities, we believe that we have the opportunity to cross-sell additional offerings to the customer. Furthermore, we believe that sales of our more advanced, clinically focused products can help mitigate margin pressure currently being experienced in traditional pharmacy benefit management services.

      Develop Healthcare Management Products. We have leveraged our information-based clinical expertise in managing pharmaceutical benefits to develop health information technology products which focus on the broader goal of analyzing various factors which influence total health outcomes. These products provide analytical tools which we believe are valuable to payors, pharmaceutical manufacturers and physicians. These products benefit from algorithms developed through analyzing millions of patient-years of health claims in our database. Our algorithms are sets of rules we use to predict the probability of various results. We believe that this gives us a strong platform on which to build a reputation as a company with sophisticated health information technology products capable of identifying clinical practices that reduce costs and improve the quality of healthcare.

      Pursue Acquisitions and Alliances. We intend to selectively pursue acquisitions or alliances with companies that either provide us with the opportunity to realize additional scale benefits in our pharmacy benefit management business or augment our advanced clinical and health information technology capabilities. During the past five years, we have acquired four companies, each of which has added either critical mass to our pharmacy benefit management business or a new core competency which we can offer to our clients. For example, in 1997 we acquired PharMark, which had sophisticated software tools and a large database. PharMark's database has served as the springboard for marketing a number of health information technology-based products to payors and pharmaceutical manufacturers.

      In addition to acquisitions, we are seeking corporate alliances to expand our health information technology capabilities. For example, in a joint venture with our largest pharmacy benefit management client, American Medical Security, Inc., we have acquired a minority interest in ThinkMed, LLC, a developer of medical decision support software. ThinkMed's software identifies and categorizes high risk patients for case management. We are currently exploring methods of integrating ThinkMed software into our current product offerings. These types of alliances allow us to gain access to new technology and data without committing the level of financial and management resources associated with a major acquisition.

Products and Services

      We provide prescription and vision benefit management services and healthcare information-based products and clinical services. We believe that our pharmacy benefit management services, in combination with our information-based products and services, result in a highly differentiated product offering with the potential to assess the effectiveness of healthcare services, identify ways of improving healthcare results, and lower pharmaceutical and, more importantly, overall medical costs.

Healthcare Benefit Management Services

      We provide high quality, cost efficient pharmacy benefit management services to health plan sponsors. As of January 1999, we provided pharmacy benefit management services to approximately 4.5 million people and vision benefit management services to approximately 500,000 people through more than 3,500 customers. Our core client base has historically been small to mid-size employers, insurance companies, third party administrators, health maintenance organizations, HMOs, and self-funded healthcare plan sponsors. We increasingly are marketing our pharmacy benefit management services to larger organizations based on our advanced clinical and information-based products and services.

      Pharmacy Benefit Management Services. Our pharmacy benefit management services include national retail pharmacy network administration, claims adjudication services, mail pharmacy service, formulary development and management and benefit plan design consultation. We manage a network of over 50,000 retail pharmacies to provide prescription drugs to health plan members. We contract with these pharmacies to fill prescriptions at predetermined, negotiated rates, which are significantly more favorable than typical retail prices, in exchange for designating them as network pharmacies. Health plan members can fill prescriptions at a network pharmacy in all 50 states, Puerto Rico and the Virgin Islands. We use on-line point-of-sale electronic claims processing with pharmacies for swift adjudication of pharmacy claims. When a member presents his or her identification card at any one of our network pharmacies, the pharmacist sends encrypted information electronically to us for processing. Before the prescription is filled, we provide to the pharmacist all pertinent member, health plan and payment information necessary to fill the prescription. The information we provide to the pharmacist includes:

     l  an analysis of whether the member is eligible for benefits,

     l  the prescription benefits the member's health plan has selected,

     l  the member's co-payment obligation,

     l the amount the pharmacy can expect to receive as reimbursement for its services, and

     l a medication profile with information to warn the pharmacist of possible interactions, including drug-drug, drug-food, drug-age, and drug-pregnancy interactions.

      We are compensated for pharmacy benefit management services through processing fees, clinical service fees, formulary administration fees and reimbursement of the cost of the pharmaceuticals dispensed. In addition, various ancillary and information management fees may be charged.

      Our mail service pharmacy offers health plans and their members a cost effective way to receive maintenance prescription drugs to treat chronic illnesses. Members mail their prescriptions, which typically provide for up to a three month supply, to our mail service pharmacy, where we process and mail their prescriptions, typically within two business days of receipt. Our mail service pharmacy helps control prescription costs for health plan sponsors by buying drugs at volume discounts and dispensing generic drug products when appropriate. Our mail service pharmacy helps control overall healthcare costs with compliance programs such as calling the members when they neglect to refill important prescriptions. As of February 1999, our mail service pharmacy in Green Bay, Wisconsin, dispensed and mailed approximately 75,000 prescriptions per month. Currently customers representing approximately 50% of the number of people to whom we provide pharmacy benefit management services contract with us for access to pharmaceuticals through both our retail pharmacy network and our mail service pharmacy. In addition to our profits from the sale of the pharmaceuticals themselves, we are compensated for providing our mail service pharmacy program by charging our clients a fee per prescription order.

      Our Advanced Therapeutic Intervention program is one of the key differentiating features of our pharmacy benefit management services. We began providing this service in mid-1998. According to industry sources, a significant amount of in-patient medical costs are induced by inappropriate prescription drug therapy. Most pharmacy benefit management companies use traditional drug utilization review programs to reduce drug-induced adverse effects caused by drug-on-drug conflicts, duplication of prescriptions and similar problems. However, these programs are of limited effectiveness because they are administered without reference to a patient's specific medical profile and consequently must assume the lowest drug tolerance for each patient. We believe that as a result, pharmacists typically receive numerous drug utilization review warnings per day, many of which are not applicable to any given patient and are often ignored.

      Our Advanced Therapeutic Intervention program analyzes the prescription drug and medical encounter data of each of our participating clients. Using our RationalMed software, this data is analyzed to identify specific patients who have been prescribed drugs that significantly increase the patient's risk of hospitalization due to the underlying medical condition and multiple diseases. A clinical pharmacist reviews the results and determines those patients for whom intervention is appropriate. Our clinical staff, under the direction of our physicians, intervenes by issuing alerts for these patients to the treating physicians. These alerts inform the treating physicians of the medical condition, prescribing pattern or other factors that create the increased hospitalization risk. We are compensated for Advanced Therapeutic Intervention program services through fixed fees, per member per month fees, a percentage-of-savings sharing program or some combination of these arrangements. Three clients, representing approximately 690,000 people, have been enrolled in our Advanced Therapeutic Intervention program since August 1998.

      Our pharmacy benefit management services also include plan design consultation intended to reduce drug costs while promoting clinically appropriate drug use. The most common plan design features we offer are co-pay options, incentives for substituting generic for branded drugs, limitations of the number of days per prescription and requirements that maintenance drugs be filled by the mail service pharmacy. We assign an account executive to work closely with each customer to determine the appropriate plan design features based on the customer's specific benefit requirements.

      We also offer and manage formularies for clients. Our formulary is a list of drugs which are reviewed for safety and efficacy using our DOC Formulary analytical tool. Formularies reduce costs through generic substitution, therapeutic substitution and other techniques. Formulary compliance can be encouraged by plan design features, including financial incentives and prescriber education programs.

      Working with clients and the pharmaceutical industry, we have been able to conduct many disease management initiatives that support patient education and self-management of specific diseases. Through these efforts, we are able to implement treatment protocols that result in improved overall health and fewer incidents of unnecessary treatments.

      Vision Benefit Management Services. We provide benefit management services to client plan sponsors offering vision benefits. As of January 1999, our vision benefit management business covered approximately 500,000 people through a national network of approximately 4,500 retail optical chains and private ophthalmologists, optometrists and opticians. Unlike the pharmacy benefit management business, the vision benefit management business offers self-insured as well as fully insured products. The self-insured products we offer are similar to our pharmacy benefit management product and service offering. The insured products are sold by licensed independent and employee sales agents and are underwritten by a licensed insurance company, a subsidiary of American International Group. Our arrangement with AIG requires us to market the insurer's vision products and to perform various administrative services, such as maintenance of eligibility records, network maintenance, and claims processing. AIG underwrites all insured contracts and provides other insurance-related services such as actuarial review. In consideration for our services, we receive administrative fees and have the potential for profit sharing based on improved operating results. In consideration of AIG's insurance services AIG receives the entire premium amount collected, from which it pays claims and all other expenses.

Healthcare Information Technology Products and Services

      Our healthcare information technology allows us to add value to our pharmacy benefit management services. We have gained a core competency in developing, maintaining, and analyzing large repositories of integrated pharmaceutical and health claims information. This was demonstrated by our development of a database containing integrated claims data on over 5 million patients in the United Kingdom. We developed and maintained this database, which contained millions of patient-years of data, as a consultant for a major pharmaceutical manufacturer.

      We have acquired or developed a number of healthcare information products and services over the last several years. These products include RationalMed, ProVQuery, ProVMed, and ProVCOR. The following table sets forth certain information with respect to our principal healthcare information technology products as of January 1999:


                                                                               Number of
                                                                      Number     People
                                                            Product     of     Covered by
  Product      Target Market                                Rollout   Clients   Product
  -----------  ------------------------------------------- ---------- -------  ----------
  RationalMed  Pharmacy Benefit Management Providers,         1993       14(1) 13 million
               Health Insurers and State and Federal
               Agencies
  ProVQuery    Pharmacy Benefit Management Providers and      1998        6     770,000(2)
               Pharmacy Benefit Management Clients
  ProVMed      Health Insurers and Payors                  Early 1999     1(3)  600,000(3)
  ProVCOR      Pharmaceutical Manufacturers                   1999      --        --

 --------
 (1) RationalMed users, excluding ProVantage.

 (2) In addition to customers which have contracted for ProVQuery, ProVantage uses the product to support all of its pharmacy benefit management clients.

 (3) The beta site customer.

      RationalMed. RationalMed is our clinical outcomes assessment software that integrates the clients' medical claim, diagnosis, and pharmaceutical data to identify problematic prescribing patterns and quantify the resulting increased risk of patient hospitalization or other adverse medical events. RationalMed uses therapeutic criteria for disease categories and over 7,800 rules that are based on medical research to analyze the integrated medical data for drug-drug, drug-disease, over- and under-utilization, duplication and duration conflicts. The physician can therefore determine whether treating the condition is worth this added risk. In addition, by comparing historical data on the percentage of patients who were hospitalized the previous year to the percentage in the intervention year, RationalMed is able to quantify both the reduction in drug and medical costs and in drug-therapy related hospitalizations, thereby validating the return on the product. RationalMed won the Smithsonian Award for Information Technology in Medicine in 1995.

      Our target market for RationalMed is pharmacy benefit management providers, health insurers and state and federal agencies. RationalMed was first marketed in 1993 on a license basis and is currently used in ten states for their Medicaid programs and for other customers, representing approximately 13 million covered people.

      ProVQuery. ProVQuery is an Internet-accessible pharmaceutical decision support software system. The system provides clients with desk-top access to their prescription claims detail for profiling, national comparisons, drug category breakdown and demographic analyses. This information is provided in user-friendly pre-designed graphs and reports. Customers' data is loaded into our centralized data warehouse. The central warehouse currently contains prescription claims detail on virtually all of the 4.5 million people to whom we provide pharmacy benefit management services.

      With access to our national data, clients can compare their experience to peer data to better determine where plan changes are necessary and are most likely to have the greatest impact. The information is provided through user-friendly, Windows-based systems. For patient confidentiality reasons, all identifiers of patients are removed prior to loading the data into the ProVQuery system. Our target market for ProVQuery is pharmacy benefit management providers and our pharmacy benefit management clients, and this product is often packaged with our traditional pharmacy benefit management services and Advanced Therapeutic Intervention program in client proposals. We currently provide ProVQuery to five clients representing approximately 770,000 people. In addition, in January 1999 Systems Xcellence USA, Inc. purchased three ProVQuery licenses for resale to end users. We offer ProVQuery on the basis of an upfront license fee with annual service fee or on a per-claim basis.

      ProVMed. ProVMed is an administrative, financial and clinical decision support tool that provides direct and easy access to company-wide data traditionally contained in the customer's separate databases. Our IBM SP2 technology and Oracle databases give quick and easy access to all pertinent information. It offers organized workbenches and hundreds of standard queries. As with ProVQuery, a client provides us with its data, which is loaded into our centralized data warehouse. The client then has access to its own data as well as other data for comparison purposes.

      ProVMed gives clients the ability to access their medical and pharmaceutical data as well as to view that data relative to national norms. For example, ProVMed will enable users to quickly access databases to identify physicians and healthcare providers performing outside the norm, or patients that are candidates for case management with a view to managing and lowering costs. This information can be used to support plan benefit design changes, restrict or encourage protocol usage, perform provider profiling, enhance provider contracting and adjust product pricing decisions throughout an organization.

      ProVMed was developed as a joint venture with American Medical Security, Inc., one of our principal pharmacy benefit management clients. We own 80% of this joint venture. American Medical Security, Inc. is currently our only subscriber to ProVMed. We believe the principal market for this product will be large insurance companies, and we intend to offer the product on the basis of an up-front license fee and an annual service fee.

      ProVCOR. ProVCOR is a healthcare decision support product currently under development. ProVCOR is designed to help study the effects of pharmaceutical and clinical interventions on healthcare treatment and results in specific disease areas. It is also being designed to offer disease-specific "datamarts," which can be accessed by the customer to create or support disease management programs. It is intended to be an analytical tool to support drug purchasing and dispensing, disease treatment protocol design and cost assessment, and intervention outcomes analysis. We intend to market ProVCOR principally to pharmaceutical manufacturers. We expect to commence marketing of ProVCOR in 1999, offering it on the basis of an up-front license fee with an annual service fee.

Acquisitions

      Beyond internal growth, we intend to selectively pursue the acquisition of companies that either increase the size of our pharmacy benefit management business or augment our advanced clinical and health information technology capabilities. We have extensive experience in identifying acquisition candidates, completing acquisitions and integrating acquired companies into our business. Since 1994, we have acquired and integrated four companies.


  Company                       Date         Strategic Purpose
  ----------------------------  ------------ ------------------------------------------------
  Bravell, Inc.                 January 1995 To acquire a retail pharmacy network and claims processing capability
  Vision Program and Related    April 1996   To offer vision benefit management services
   Assets of the United
   Wisconsin Insurance Company
  CareStream ScripCard          July 1996    To grow core pharmacy benefit management
                                              business
  PharMark                      August 1997  To acquire healthcare information products and obtain millions of patient-years of health
                                             claims data


Sales and Marketing

      We market our pharmacy benefit management services on the basis of our high quality customer service, our advanced clinical capabilities, including our Advanced Therapeutic Intervention program, and our healthcare information products. We have a nationwide sales force of 12 regional sales managers and one director.

      Sales of our healthcare information products tend to require marketing support by our senior executives and approval at senior levels in a client's organization and tend to have a long sales cycle. Our sales strategy in these circumstances is to differentiate ourselves with these products and then to cross-sell our traditional pharmacy benefit management and other services to health information technology customers.

      We have sales offices in:

     l  Charlotte, North Carolina       l  Atlanta, Georgia

     l  Dallas, Texas                   l  Omaha, Nebraska

     l  Salt Lake City, Utah            l  Chicago, Illinois

     l  Scottsdale, Arizona             l  Arlington, Virginia

     l  Green Bay, Wisconsin            l  Milwaukee, Wisconsin

      We also use a national network of independent agents and brokers who market our products. For certain healthcare information products, we may in the future use strategic partners or other distribution channels for product marketing.

Clients

      We currently provide health benefit management services for over 3,500 health benefit plan customers, covering over 5.0 million plan members. Our health benefit management client base is comprised of health maintenance organizations, third party administrators, insurance companies, self-funded healthcare plan sponsors and government agencies. Our ten largest customers accounted for approximately 42.8% of our revenues in fiscal 1996, approximately 37.1% of our revenues in fiscal 1997 and approximately 35.2% of our revenues in fiscal 1998. In addition, one of those ten customers, American Medical Security, Inc., accounted for approximately 17.9% of our revenues in fiscal 1996, 11.7% of our revenues in fiscal 1997, and 11.4% of our revenues in fiscal 1998. Our health information technology clients include federal and state agencies, third party health plan administrators, health maintenance organizations, insurance companies and pharmaceutical manufacturers. Ten states currently use our health information technology for the operation of their state Medicaid programs.

Competition

      We face direct competition in both the pharmacy benefit management and vision benefit management businesses. The pharmacy benefit management industry is relatively consolidated and dominated by large companies with significant resources. Many of the large pharmacy benefit management companies are owned by large companies, including pharmaceutical manufacturers, which can provide them with significant purchasing power and other advantages which we do not have. Competitors in this industry include other pharmacy benefit management companies, drug retailers, physician practice management companies, and insurance companies/HMOs. In addition to many smaller companies, our six primary competitors for pharmacy benefit management customers are:

     l  PCS Health Systems, Inc., a subsidiary of Rite-Aid Corp.

     l  Merck-Medco Managed Care, LLC, a subsidiary of Merck & Co., Inc.

     l  Express Scripts, Inc.

     l  Caremark International, Inc., a subsidiary of MedPartners, Inc.

     l  Advance Paradigm, Inc.

     l Diversified Pharmaceutical Services, Inc., a subsidiary of SmithKline Beecham, which has announced that it will be acquired by Express Scripts, Inc.

      We may also experience competition from other sources in the future, such as Internet-based drug stores. Pharmacy benefit management companies compete primarily on the basis of price, service, reporting capabilities and clinical services. The primary competitor for vision benefit management services is Vision Service Plan, which is the largest vision benefit management provider in the nation. Vision benefit management companies compete principally on the basis of size and scope of network, service and price. In most cases, the competitors listed above are large, profitable and well-established companies with substantially greater financial and marketing resources than us.

      Our competitive strengths include the ability to help customers lower hospitalization and other medical costs, our reputation for client service, our database of integrated medical and pharmaceutical data, the use of cutting-edge technology, and clinical capabilities that leverage our database and technology strengths. We believe that pharmacy benefit management companies which are unaffiliated with pharmaceutical manufacturers will be in a competitively advantaged position; due to our independence, we are able to use our products and an independent pharmacy and therapeutics committee to ensure that decisions are primarily based on drug efficacy rather than on economics alone.

Suppliers

      We have a large number of suppliers for goods and services. However, only a few are significant in terms of sustaining our daily business. McKesson HBOC, Inc. is our current wholesaler of pharmaceuticals for our mail service pharmacy. International Business Machines Corporation, Oracle Corporation and MicroStrategy Incorporated provide key computer systems that we use to manage our internal databases and decision support tools. Commencing in 2000, we plan to use the claims processing programs of Systems Xcellence USA, Inc. to process pharmacy claims in the retail network.

Government Regulation

      Our business is subject to extensive federal and state laws and regulations including:

Regulation of Pharmacy and Vision Benefit Management Services

      Various forms of legislation and government regulations affect or could affect providers of pharmacy and vision benefit management services. Among the most prominent forms of such regulation are the following:

      Open Network Legislation. Numerous states have adopted "any willing provider" legislation, which requires pharmacy network sponsors to admit for network participation any retail pharmacy willing to meet a healthcare plan's price and other terms. We have not been materially affected by these statutes because we administer a network of almost 50,000 retail pharmacies and will admit any qualified, licensed pharmacy that agrees to comply with the terms of our plans.

      Anti-Remuneration Legislation. "Anti-kickback" statutes at the federal and state level prohibit an entity from paying or receiving any compensation to induce the referral of healthcare plan beneficiaries or the purchase of items or services for which payment may be made under such healthcare plans. Additionally, most states have consumer protection laws that have been the basis for investigations and multi-state settlements relating to financial incentives provided by pharmaceutical manufacturers to retail pharmacies in connection with pharmaceutical switching programs. At the federal level, such regulations pertain to beneficiaries of Medicare, Medicaid or other federally-funded healthcare programs. State regulations typically pertain to beneficiaries of any healthcare plan. Under the federal regulations, certain payments made by vendors to group purchasing organizations are protected from characterization as improper or illegal if they are properly disclosed. To our knowledge, these anti-kickback laws have not been applied to prohibit pharmacy benefit management companies from receiving amounts from pharmaceutical manufacturers in connection with pharmaceutical purchasing and formulary management programs, to therapeutic substitution programs conducted by independent pharmacy benefit management companies, or to the contractual relationships such as those we have with certain of our customers.

      Some states have enacted legislation that prohibits the plan sponsor from implementing certain restrictive design features, and many states have introduced legislation to regulate various aspects of managed care plans, including provisions relating to the pharmacy benefit. For example, "freedom of choice" legislation in some states provides that members of the plan may not be required to use network providers, but must instead be provided with benefits even if they choose to use non-network providers. Other states have enacted legislation purporting to prohibit the health plan from offering members financial incentives for use of mail order pharmacies. Legislation has been introduced in some states to prohibit or restrict therapeutic substitution, or to require coverage of all FDA approved drugs. Other states mandate coverage of certain benefits or conditions. Such legislation does not generally apply to us, but it may apply to certain of our customers, such as HMOs and health insurers. If such legislation were to become widespread and broad in scope, it could have the effect of limiting the economic benefits achievable through pharmacy benefit management and consequently make our services less attractive.

      Consumer Protection Legislation. Most states have consumer protection laws that have been the basis for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with drug switching programs. In addition, pursuant to a settlement agreement entered into with seventeen states on October 25, 1995, Merck-Medco Managed Care, LLC, the pharmacy benefit management subsidiary of pharmaceutical manufacturer Merck & Co., agreed to have pharmacists affiliated with Merck-Medco Managed Care, LLC mail service pharmacies disclose to physicians and patients the financial relationships between Merck & Co., Merck-Medco Managed Care, LLC, and the mail service pharmacy when such pharmacists contact physicians seeking to change a prescription from one drug to another. We believe that its contractual relationships with drug manufacturers and retail pharmacies do not include the features that were viewed by enforcement authorities as problematic in these settlement agreements. However, no assurance can be given that we will not be subject to scrutiny or challenge under one or more of these laws.

      Legislation Affecting Drug Prices. Some states have adopted "most favored nation" legislation providing that a pharmacy participating in the state Medicaid program must give the state the best price that the pharmacy makes available to any third party plan. Such legislation may adversely affect our ability to negotiate discounts in the future from network pharmacies. Other states have enacted "unitary pricing" legislation, which mandates that all wholesale purchasers of drugs within the state be given access to the same discounts and incentives.

      Professional Licensure Regulations. All states regulate the practice of medicine and the practice of nursing. We do not believe that our clinical counseling or disease management activities constitute either the practice of medicine or the practice of nursing. However, there can be no assurance that a regulatory agency in one or more states may not assert a contrary position, and there is no controlling legal precedent for services of this kind.

      Comprehensive Pharmacy Benefit Management Legislation. Although no state or the federal government has passed legislation regulating pharmacy benefit management activities in a comprehensive manner, such legislation has been introduced on several occasions. Such legislation, if enacted in any state in which we have a significant concentration of business or if enacted by the federal government, could adversely impact our operations.

Regulation of Mail Service Pharmacy

      Licensure. Our mail service pharmacy is duly licensed and in good standing, in accordance with the laws and regulations of the State of Wisconsin.

      Other Regulation. Many of the states into which we deliver pharmaceuticals have laws and regulations that require out-of-state mail service pharmacies to register with the board of pharmacy or similar regulatory body in the state. These states generally permit the mail service pharmacy to follow the laws of the state within which the mail service pharmacy is located. We have registered in every state in which, to our knowledge, such registration is required. In addition, various pharmacy associations and boards of pharmacy have promoted enactment of laws and regulations directed at restricting or prohibiting the operation of out-of-state mail service pharmacies by, among other things, requiring compliance with all laws of certain states into which the mail service pharmacy dispenses medications whether or not those laws conflict with the laws of the state in which the pharmacy is located. To the extent such laws or regulations are found to be applicable to us, we would be required to comply with them. Other statutes and regulations impact our mail service operations. Federal statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and the dispensing of controlled substances. The Federal Trade Commission requires mail order sellers of goods generally to engage in truthful advertising, to stock a reasonable supply of the product to be sold, to fill mail orders within thirty days, and to provide customers with refunds when appropriate. The United States Postal Service has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on our mail service operations. The United States Postal Service has exercised such statutory authority only with respect to controlled substances. Alternative means of delivery are available to us.

Other Governmental Regulation

      Licensure/Registration Requirements. Many states have licensure or registration laws governing certain types of ancillary healthcare organizations, including preferred provider organizations, third party administrators and utilization review organizations. These laws differ significantly from state to state, and the application of such laws to the activities of pharmacy benefit managers is often unclear. We have registered under such laws in those states in which we have concluded such registration is required.

      Privacy and Confidentiality Legislation. Most of our activities involve the receipt or use by us of confidential, medical information concerning individual members, including the transfer of the confidential information to the member's health benefit plan. In addition, we use aggregated data--that is, data from which information which identifies specific patients is removed--for research and analysis purposes. Legislation has been proposed at the federal level and in several states to restrict the use and disclosure of confidential medical information. To date, no such legislation has been enacted that adversely impacts our ability to provide our services, but there can be no assurance that federal or state governments will not enact legislation, impose restrictions or adopt interpretations of existing laws that could have a material adverse effect on our operations.

      Applicability of Insurance Laws. The prescription pharmaceutical plans currently offered or administered by us are provided on a fee-for-service basis, and are therefore not generally subject to state insurance laws. The insured vision benefit plans administered by us are underwritten by an unaffiliated licensed insurer.

      Employee Retirement Income Security Act Preemption. Many of the state laws described above may be preempted in whole or in part by ERISA, which provides for comprehensive federal regulation of employee benefit plans. However, the scope of ERISA preemption is uncertain and is subject to conflicting court rulings, and in any event we provide services to certain customers, such as governmental entities, that are not subject to the preemption provisions of ERISA. Other state laws may be invalid in whole or in part as an unconstitutional attempt by a state to regulate interstate commerce, but the outcome of challenges to these laws on this basis is uncertain. Accordingly, compliance with state laws and regulations is a significant operational requirement for us.

      Future Legislative Initiatives. Legislative and regulatory initiatives pertaining to such healthcare related issues as reimbursement policies, payment practices, therapeutic substitution programs, and other healthcare cost containment issues are frequently introduced at both the state and federal level. We are unable to predict accurately whether or when legislation may be enacted or regulations may be adopted relating to our health services operations or what the effect of such legislation or regulations may be.

      Substantial Compliance. We believe that we are in substantial compliance with, or are in the process of complying with, all existing statutes and regulations material to the operation of our health services business. To date, no state or federal agency has taken enforcement action against us for any material non-compliance, and to our knowledge, no such enforcement against us is presently contemplated.

Facilities

      We operate a number of leased locations:


  Use                                  Location              Sq. Ft. of Building Space
  ------------------------------------ --------------------- -------------------------
  Pharmacy Benefit Management/Vision
   Benefit Management/Claims
   Processing/ Administrative Office   Brookfield, Wisconsin          14,100
  Pharmacy Benefit Management/Vision
   Benefit Management/Claims
   Processing/ Administrative Office
   Annex                               Elm Grove, Wisconsin           15,700
  Regional Office                      Salt Lake City, Utah            1,250
  Regional Office                      Dallas, Texas                     500
  Mail Service                         Green Bay, Wisconsin           10,000
  ProVMed Offices                      Green Bay, Wisconsin            7,200
  PharMark Offices                     Arlington, Virginia            15,500


      In addition, construction is underway on a new 60,000 square foot corporate headquarters for us in Pewaukee, Wisconsin to replace the Elm Grove and Brookfield facilities. This facility will be owned by ShopKo and leased to us. This new building is expected to be available for occupancy in the Summer of 1999.

Legal Proceedings

      We are involved in various legal proceedings incidental to the conduct of its business. While there can be no assurance, we do not expect that any such proceedings will have a material adverse effect on us.

Employees

      As of January 30, 1999, we employed 391 people, 27 of whom are licensed pharmacists and two of whom are physicians. In the opinion of management, we have good relations with our employees.

Other

      ShopKo provides us with certain administrative assistance in accounting, finance, human resources, facilities management, and information services. Costs for these services are allocated to us proportionately. We believe that over time we will become less reliant on ShopKo to provide these services. See "Relationship With ShopKo" and "Certain Transactions."

                                   MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information with respect to our director and executive officers as of January 30, 1999 and those individuals who will be appointed to our board of directors prior to or concurrently with completion of the offering. In addition, after the completion of the offering, we will add two independent directors, who are unaffiliated with ShopKo, to our board of directors.

     Name                      Age Position
     ------------------------- --- -------------------------------------------
     Dale P. Kramer, RPh......  59 Chairman of the Board
     Jeffrey A. Jones.........  52 President and Chief Executive Officer and a
                                    Director
     George M. Barlow.........  52 Senior Vice President, Healthcare
                                    Information Technology
     Joseph A. Coffini, RPh...  51 Senior Vice President, Business Development
                                    and Marketing
     Peter F. Hoffman, M.D.,       Senior Vice President and Chief Medical
      PhD.....................  54  Officer
     Glen C. Laschober........  48 Executive Vice President, HBM
     Jeffrey C. Girard........  51 Director
     William J. Podany........  52 Director
     Gregory H. Wolf..........  42 Director

      Mr. Kramer is currently our sole director. We will expand our board of directors concurrently with the completion of the offering, adding Messrs. Jones, Girard, Podany and Wolf.

      Our directors are elected at the annual stockholders' meeting and serve until their successors are duly elected and qualified or until their earlier resignation or removal. The terms of directors will be staggered, with Mr. Jones serving a term expiring in 2000, Messrs. Girard and Wolf serving terms expiring in 2001, and Messrs. Kramer and Podany serving terms expiring in 2002. Executive officers are appointed by and serve at the discretion of the board of directors.

      Dale P. Kramer, RPh, has served as our director and Chairman of the Board since January 1998; a director and Chairman of the Board of our various affiliates and predecessors in interest since 1993; a director of ShopKo since August 1991; Chairman of the Board of ShopKo since July 1997; and President and Chief Executive Officer of ShopKo from February 1991 to March 1999. From April 1983 to February 1991, he served as ShopKo's Executive Vice President, and from February 1986 to February 1991, he served as its Executive Vice President and Chief Operating Officer. Mr. Kramer has been employed by ShopKo in various other positions since 1971.

      Jeffrey A. Jones has served as our Executive Vice President and Chief Operating Officer since November 1997. He will be named as our President and Chief Executive Officer and will join our board of directors prior to or upon completion of the offering. Mr. Jones was Senior Vice President and Chief Financial Officer of ShopKo from November 1993 until August 1998. Mr. Jones had 11 years of executive and chief financial officer experience and 11 years of experience with Arthur Andersen & Co. Mr. Jones is a director of Pharmacy Care Management Association and Boys and Girls Club of Green Bay.

      George M. Barlow has served as our Senior Vice President, Healthcare Information Technology since January 1999. He served as the Vice President, General Manager of ProVMed from December 1997 to January

1999. From 1995 to 1997, Mr. Barlow was Senior Director of Corporate Marketing with HealthVision, Inc. He was the President of Distributed Micro Systems, Inc. from 1980 to 1995.

      Joseph A. Coffini, RPh, has served as our Senior Vice President, Business Development and Marketing since January 1999. He served as our Vice President, Managed Care Services from November 1994 to January 1999. From February 1993 to November 1994, he held the position of Director of Managed Care. Prior to joining us, Mr. Coffini had 26 years of experience in the pharmaceutical healthcare industry with Geriatric and Medical Companies, Inc., last serving as Pharmacy Division President from 1990 to 1993, and Thrift Drug Company, Inc., last serving as National Sales Manager of Third Party Programs from 1986 to 1990.

      Peter F. Hoffman, M.D., PhD, has served as our Senior Vice President and the Chief Medical Officer since January 1999. He served as the Vice President and the Chief Medical Officer of PharMark from January 1998 to January 1999. From June 1996 to January 1998, Dr. Hoffman was the Chief Medical Officer of Wang Healthcare Information Systems, an electronic medical records company. From 1966 until his retirement in 1996, Dr. Hoffman served as a Medical Corps Officer in the United States Air Force. He commanded a wide range of medical treatment facilities, served as the Command Surgeon of three commands and was the Director of Programs and Resources in the Office of the Surgeon General of the Air Force. He retired as a Brigadier General.

      Glen C. Laschober has served as our Executive Vice President of our health benefit management operations since he joined us in March 1997. From 1989 to 1997, Mr. Laschober was with Caremark International, Inc., where his most recent position was Vice President and General Manger of Caremark's prescription service division. Mr. Laschober also served in senior management positions at the NutraSweet and GD Searle divisions of Monsanto Company.

      Jeffrey C. Girard has served as a director of ShopKo since June 1991. Mr. Girard is the President of Girard & Co. of Minneapolis, Minnesota, a private consulting company, and an Adjunct Professor at the Carlson School of Management, University of Minnesota. He served as the Executive Vice President and Chief Financial Officer of Supervalu, Inc. from October 1992 to July 1997 and, prior thereto, held the positions of Executive Vice President, Chief Financial Officer and Treasurer of Supermarkets General Holdings Corporation and Senior Vice President and Chief Financial Officer of Supervalu, Inc.

      William J. Podany has served as a director of ShopKo since July 1997 and as President and Chief Operating Officer of ShopKo's retail stores division from November 1997 to March 1999, and as President and Chief Executive Officer of ShopKo since March 1999. From November 1994 to November 1997, he held the position of Chief Operating Officer/Executive Vice President of ShopKo's retail stores division. From 1992 to 1994, Mr. Podany was Executive Vice President-- Merchandise of Carter Hawley Hale, a federation of four department store chains. He has held senior merchandising executive officer positions with Allied Stores, May Department Stores and Carter Hawley Hale since 1978.

      Gregory H. Wolf has been a director of ShopKo since November 1998. He has been an officer of Humana, Inc. since October 1995, having first served as Senior Vice President of Sales and Marketing; as Chief Operating Officer from July 1996 to September 1996; President from September 1996 through November 1997; and President, Chief Executive Officer and Director since December 1997. Humana, Inc. provides managed healthcare products and services through the operation of health maintenance organizations and preferred provider organizations. Prior to joining Humana, Mr. Wolf had been employed by EMPHESYS Financial Group, Inc. and its affiliates since 1998 where he most recently served as President. In October 1995, EMPHESYS was acquired by Humana. Mr. Wolf is also a director of National City Bank of Kentucky, Boys and Girls Club of Green Bay, Greater Louisville, Inc. and the Louisville Downtown Development Corporation.

Committees of the Board of Directors

     After the offering, the board of directors will establish three standing committees: an audit committee, a compensation committee and an executive committee.

     The functions of the audit committee will include making recommendations to the board of directors as to the selection of the firm of independent public accountants to examine the financial statements and our books and accounts for each fiscal year, the proposed engagement arrangements for the independent public accountants and the advisability of having the independent public accountants make specified studies and reports regarding auditing matters, accounting procedures, tax or other matters. The audit committee will also review the results of the audit for each fiscal year. The audit committee will also be responsible for reviewing all related party transactions and for monitoring corporate policies and procedures with respect to our ethics and compliance program. Each member of the audit committee will be an "independent director" within the meaning of the rules of the New York Stock Exchange.

     The functions of the compensation committee will include considering and recommending to the board of directors our overall compensation programs, reviewing and approving the compensation payable to our senior management personnel and reviewing and monitoring our executive development efforts to assure development of a pool of management and executive personnel adequate for our operations. The committee will also review significant changes in employee benefit plans and stock related plans and serve as the "committee" under our stock incentive plan. A majority of the members of the compensation committee will be "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986.

     The functions of the executive committee will include such functions as may be delegated by the board of directors from time to time. The members of the executive committee will be Messrs. Podany, Kramer and Jones. Mr. Podany will chair the executive committee.

     The board of directors may, from time to time, establish certain other committees to facilitate its work.

     With respect to material transactions between ShopKo and us after the offering is completed, our board of directors has established a policy that all such transactions will be submitted for review, approval and authorization to our directors who are not affiliated with ShopKo.

Compensation of Directors

     Each director who is not one of our employees will receive an annual retainer fee of $10,000, a fee of $1,000 for each board meeting in which the director participates and a fee of $1,000 for each committee meeting in which the director participates, if the committee meeting is not held on the same day as a board meeting. We will also reimburse all directors for travel and related expenses incurred in connection with board and committee meetings.

     Directors are eligible to receive stock options under our stock incentive plan. See "Executive Compensation--Stock Incentive Plan."

                             Executive Compensation

Summary Compensation Table

      The following table summarizes compensation paid by us for services rendered in all capacities to us during our fiscal year ended January 30, 1999, to our chief executive officer and our four other most highly compensated executive officers.

                                                      Long Term
                           Annual Compensation   Compensation Awards
                         ----------------------- -------------------
                                                     Securities
Name and Principal                                   Underlying         All Other
Position                 Salary ($) Bonus ($)(1) Options/SARs (#)(2) Compensation ($)
------------------       ---------- ------------ ------------------- ----------------
Jeffrey A. Jones........  340,000     255,000               0            232,030(3)
 President and Chief
 Executive Officer
Glen C. Laschober.......  192,115      67,240               0              5,284(4)
 Executive Vice
 President, HBM
Peter F. Hoffman........  163,000      40,750           3,000             38,750(5)
 Senior Vice President,
 Chief Medical Officer
Joseph A. Coffini.......  152,696      30,539               0             73,686(6)
 Senior Vice President,
 Business Development
 and Marketing
George M. Barlow........  150,000      30,000           2,000              6,275(7)
 Senior Vice President,
 Healthcare
 Information Technology

--------

(1) Represents bonuses earned with respect to the indicated fiscal year pursuant to the ShopKo's executive incentive plan, although all or a portion of the bonus may have been paid during the subsequent fiscal year.

(2) All securities referenced are options to purchase shares of ShopKo's common stock.

(3) "All Other Compensation" for Mr. Jones includes the following: ProVantage-paid portion of individual life insurance policy: $1,802; 401(k) ProVantage match: $5,819; ShopKo profit sharing plan contributions: $30,392; relocation expenses and associated tax adjustments: $33,303; and retention bonus: $160,714.

(4) "All Other Compensation" for Mr. Laschober includes the following:
    ProVantage-paid portion of individual life insurance policy: $524; and 401(k) ProVantage match: $4,760.

(5) "All Other Compensation" for Dr. Hoffman consists of a signing bonus he received at the time he joined ProVantage.

(6) "All Other Compensation" for Mr. Coffini includes the following:
    ProVantage-paid portion of individual life insurance policy: $1,802; 401(k) ProVantage match: $4,709; ShopKo profit sharing plan contributions:
    $13,604; and retention bonus: $53,571.

(7) "All Other Compensation" for Mr. Barlow includes the following: ProVantage-paid portion of individual life insurance policy: $707; and relocation expenses and associated tax adjustments: $5,568.

Option Grants Table

      The following table sets forth information about ShopKo stock option grants during the fiscal year ended January 30, 1999 to our chief executive officer and our four other most highly compensated executive officers.

                                                                          Potential Realizable
                                                                        Value at Assumed Annual
                                                                          Rates of Stock Price
                                                                        Appreciation For Option
                                      Individual Grants(1)                        Term
                         ---------------------------------------------- ------------------------
                                       % of Total
                          Number of   Options/SARs
                          Securities   Granted to  Exercise
                          Underlying     ShopKo     or Base
                         Options/SARs Employees in   Price   Expiration
Name                     Granted (#)  Fiscal Year  ($/Share)    Date      5% ($)      10% ($)
----                     ------------ ------------ --------- ---------- ----------- ------------
Jeffrey A. Jones........        0          --            --        --            --           --
Glen C. Laschober.......        0          --            --        --            --           --
Peter F. Hoffman........    3,000           *       28.1875   3-11-08        70,590      162,488
Joseph A. Coffini.......        0          --            --        --            --           --
George M. Barlow........    2,000           *       28.1875   3-11-08        47,060      108,325

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

--------

*  Less than 1%

(1) Forty percent (40%) of these stock options vest and become exercisable on the second anniversary of the date of grant, with an additional twenty percent (20%) of the options vesting and becoming exercisable on each successive anniversary of the date of grant. All stock options vest immediately upon a "change of control" of ShopKo, as defined in ShopKo's stock option plans.

Option Exercise and Fiscal Year End Value Table

      The following table sets forth information with respect to our chief executive officer and our four other most highly compensated executive officers concerning stock options to purchase ShopKo common stock that were exercised during the last fiscal year and the number and value of options outstanding on January 30, 1999.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                     Number of Securities
                                                    Underlying Unexercised     Value of Unexercised
                                                    Options/SARs at Fiscal   In-the-Money Options/SARs
                            Shares                       Year-End (#)         at Fiscal Year-End ($)
                         Acquired on     Value     ------------------------- -------------------------
Name                     Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ------------ ------------ ----------- ------------- ----------- -------------
Jeffrey A. Jones........        0             0      23,000       86,000       491,750      802,250
Glen C. Laschober.......        0             0           0       35,000             0      452,038
Peter F. Hoffman........        0             0           0        3,000             0       10,688
Joseph A. Coffini.......    5,300        73,119         200       11,200         4,174      108,875
George M. Barlow........        0             0           0        2,000             0        7,125

Indemnification of Directors and Officers

      Our amended and restated bylaws provide for the indemnification, or reimbursement for losses and expenses incurred in litigation relating to corporate affairs, of our directors and officers to the full extent permitted by the Delaware General Corporation Law. We have entered into agreements to indemnify, or reimburse, our directors and certain officers, in addition to the indemnification provided for in the amended and restated bylaws. These agreements will, among other things, indemnify our directors and certain of our officers to the full extent permitted by Delaware law for any claims, liabilities, damages, judgments, penalties, fines, settlements, disbursements or expenses, including attorneys' fees, incurred by such person in any action or proceeding, including any action by or in our right, on account of services as one of our directors or officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Change of Control Severance Agreements

      ShopKo has entered into change of control severance agreements with certain of our officers, including Messrs. Jones, Laschober, Hoffman, Barlow and Coffini. The ShopKo severance agreements provide that, if, within two years after a "change of control," as defined in the agreement, ShopKo terminates the individual's employment other than for "cause," as defined in the agreement, or disability, or the individual terminates the individual's employment for "good reason," as defined in the agreement, then the individual will be entitled to a lump-sum cash payment equal to a multiple of one and one half or two times the individual's annual base salary, plus a multiple of one, one and one half or two times the individual's average annual bonus for the three fiscal years immediately preceding the date of termination. The multiple referred to in this paragraph is two for Mr. Jones and one and one half for Messrs. Laschober, Hoffman, Barlow and Coffini. Each individual would also receive his salary through the date of termination and all other amounts owed to the individual at the date of termination under ShopKo's and our benefit plans. In addition, under such circumstances, the individual will be entitled to continued health and dental coverage for the individual and the individual's family for a one or two year period after the date of termination. The ShopKo severance agreements provide that if certain amounts to be paid thereunder constitute "parachute payments," as defined in Section 280(G) of the Internal Revenue Code, the severance benefits owed to the individual may be decreased, but only if the result is to give the individual a larger after-tax benefit than if the payments are not reduced. The individual is permitted to elect the payments to be reduced. Pursuant to the terms of the ProVantage severance agreements described below, the ShopKo severance agreements will terminate upon completion of the offering.

      We have entered into change of control severance agreements with certain of our officers, including Messrs. Jones, Laschober, Hoffman, Barlow and Coffini. The ProVantage severance agreements provide that, if, within two years after a "change of control," as defined below, we terminate the individual's employment other than for "cause," as defined below, or disability, or the individual terminates the individual's employment for "good reason," as defined below, then the individual will be entitled to a lump-sum cash payment equal to a multiple of one, one and one-half or two times the individual's annual base salary, plus a multiple of one, one and one-half or two times the lesser of (A) the individual's average annual bonus for the three fiscal years immediately preceding the date of termination or (B) the average of the individual's annual bonus "norm" for the three fiscal years immediately preceding the date of termination. The multiple referred to in this paragraph is two for Mr. Jones and one and one-half for Messrs. Laschober, Hoffman, Barlow and Coffini. Each individual would also receive his salary through the date of termination and all other amounts owed to the individual at the date of termination under our benefit plans. In addition, under such circumstances, the individual will be entitled to continued health and dental coverage for the individual and the individual's family for a one, one and one-half or two year period after the date of termination. The ProVantage severance agreements provide that if certain amounts to be paid thereunder constitute "parachute payments," as defined in Section 280(G) of the Internal Revenue Code, the severance benefits owed to the individual may be decreased, but only if the result is to give the individual a larger after-tax benefit than if the payments are not reduced. The individual is permitted to elect the payments to be reduced.

      A "change of control" is defined in the ProVantage severance agreements as occurring if:

     l the incumbent directors or their permitted successors cease to constitute at least a majority of our board of directors,

     l our stockholders approve certain mergers, consolidations, liquidations, dissolutions or reorganizations of ProVantage, or

     l our stockholders approve a complete liquidation or dissolution of ProVantage.

      For purposes of the ProVantage severance agreements, "cause" means:

     l personal dishonesty by the individual intended to result in his or her substantial personal enrichment at our expense,

     l repeated, willful violations by the individual of his or her obligation to devote reasonable time and efforts to carry out his or her responsibilities to us, or

     l  the conviction of the individual of a felony.

      "Good reason" as used in the ProVantage severance agreements means any materially adverse reduction of the individual's authority, responsibilities or compensation, excluding for this purpose specified actions by us not taken in bad faith and which are promptly remedied by us upon receipt of notice, or any required relocation of the individual to a place of business more than 50 miles from where the individual works at the time of the change of control.

Other Compensation

      We provide certain personal benefits and other noncash compensation to our executive officers. For the fiscal year ended January 30, 1999, the incremental cost of providing such compensation did not exceed the minimum amounts required to be disclosed under current SEC rules for each person named in the Summary Compensation Table.

Compensation Committee Interlocks and Insider Participation

      The compensation committee is expected to consist of Mr. Kramer, Chairman, Girard and Wolf. All of these individuals are members of ShopKo's board of directors. Mr. Kramer is chairman of that board and is ShopKo's former president and chief executive officer. We are a party to various agreements with ShopKo described below in "Relationship With ShopKo." Additionally, ShopKo was our sole stockholder prior to this offering, and upon completion of the offering, will own a substantial majority of our common stock. See "Principal Stockholder" and "Description of Capital Stock."

Stock Incentive Plan

      Prior to the offering, our board of directors plans to approve our stock incentive plan. The purpose of the stock incentive plan is to provide a means to attract and retain high quality individuals, to motivate key personnel to achieve our long-term goals, to provide incentive compensation opportunities to our key personnel that are competitive with those of similar companies and to further align the interests of key personnel who participate in the stock incentive plan with those of our stockholders through compensation that is based on the value of our common stock.

      The board of directors plans to delegate administration of the stock incentive plan to the compensation committee. Under the stock incentive plan, the compensation committee may grant:

     l incentive stock options within the meaning of Section 422 of the Internal Revenue Code,

     l  non-qualified stock options, and

     l shares of stock or the right to receive shares of stock in the future

      Options and stock awards are collectively referred to as "awards." Awards may be made to our directors and certain of our key personnel and the directors and the key personnel of our "related companies". Our "related companies" include any corporation, joint venture, limited liability company or other business entity in which we have a significant direct or indirect equity interest or which has a significant direct or indirect equity interest in ProVantage. The compensation committee will have final authority, subject to the express provisions of the stock incentive plan, to determine to whom awards shall be granted; to determine the types of awards and the numbers of shares covered by the awards; to determine the terms, conditions, performance criteria, restrictions and other provisions of each award, and to cancel or suspend awards; to determine the terms and provisions of any agreements made pursuant to the stock incentive plan; and to make all other determinations that may be necessary or advisable for the administration of the stock incentive plan. In making such award determinations, the stock option committee may take into account the nature of the services rendered by the respective personnel, their present and potential contribution to our success and such other factors as the compensation committee deems relevant. The board of directors has the non-exclusive power to exercise the authority of the compensation committee with respect to awards to our non-employee directors and our "related companies". The stock incentive plan provides for accelerated vesting of awards upon the occurrence of certain "change of control" transactions as described in the stock incentive plan.

      Incentive stock options may be granted under the stock incentive plan to full or part-time employees, including officers and directors who are also employees, of ours or our "related companies". In addition, non-qualified stock options and stock awards may be granted to employees and non-employee directors of ProVantage or our related companies."

      Subject to the compensation committee's authority to adjust the number and kind of shares subject to each outstanding award and the exercise price in the event of certain corporate transactions involving us, the aggregate number of shares of common stock which may be issued under the stock incentive plan is 1,750,000 shares. Award limits established under the stock incentive plan are as follows: the maximum number of shares of common stock which may be issued pursuant to incentive stock options is 500,000; the maximum number of shares of common stock covered by options granted to any one individual is 500,000 in any one calendar year; and the maximum value of stock awards granted to any one person is $5,000,000.

      The period during which incentive stock options may be granted under the stock incentive plan will expire on the tenth anniversary of the date the stock incentive plan is adopted, and the term of each option granted under the stock incentive plan will expire not more than ten years from the date of grant. Each option granted will specify an exercise price or prices; provided, however, that no option may be granted with a per share exercise price less than the fair market value per share of common stock on the date of grant. The fair market value per share on a particular date is the last reported sale price per share of common stock on that date on the New York Stock Exchange. At the discretion of the compensation committee, options may be exercised in full at any time, from time to time or in installments, or upon the occurrence of specified events. An option may be exercised as to any or all of the shares covered by the option by delivering written notice of exercise to our corporate secretary, accompanied by full payment of the exercise price for such shares. Payment of the exercise price must be made in cash, by tendering previously owned shares of common stock or by authorizing a third party to sell shares of the common stock acquired upon exercise of an option and remitting the purchase price to us.

      The stock incentive plan may be terminated or amended by our board of directors. The board of directors may not, without approval of our stockholders, increase the number of shares of common stock which may be delivered pursuant to Awards granted under the stock incentive plan, except for increases resulting from certain corporate transactions involving us. ProVantage intends to grant options over approximately 650,000 shares of common stock under the stock incentive plan effective as of the closing date of the offering. The exercise price of these options will be the public offering price in the offering.

                            RELATIONSHIP WITH SHOPKO

Intercompany Agreements

      We have entered into a number of agreements with ShopKo for the purpose of defining our ongoing relationship and the conduct of our respective businesses. These agreements were developed in connection with this offering while we were a wholly-owned subsidiary of ShopKo, and, therefore, such agreements were not the result of arm's-length negotiations--that is, negotiations between independent and unrelated parties each acting in its own self-interest. As a result, there can be no assurance that each of these agreements, or the transactions provided for in these agreements, has been or will be effected on terms at least as favorable to us as could have been obtained from parties other than ShopKo.

      These agreements may be modified and additional agreements, arrangements and transactions may be entered into between us after completion of this offering. Any such future modifications, agreements, arrangements and transactions will be determined through negotiation between us. With respect to material transactions between us after the offering is completed, our board of directors has established a policy that all such transactions will be submitted for review, approval and authorization to our directors who are not affiliated with ShopKo.

      The following is a summary of the material features of certain agreements, arrangements and transactions between us. The summaries of each of the following agreements are qualified in their entirety by reference to the full text of such agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

      Credit Agreement. As a wholly-owned subsidiary of ShopKo, we participated in ShopKo's funding and cash management system. Prior to this offering, our cash needs in excess of cash flow provided by operations have been met principally by additional capital contributions by ShopKo, and excess cash has been distributed to ShopKo. In connection with this offering, we have entered into a credit agreement with ShopKo to provide us with a revolving line of credit commencing on the closing date of this offering and expiring on January 31, 2001. Pursuant to the credit agreement, ShopKo has agreed, subject to certain conditions, to make advances to us on a revolving basis in an aggregate amount not to exceed $25.0 million. Borrowings under the credit agreement will bear interest at various market rates at the time of borrowing. The credit agreement provides for an annual commitment fee of 1/5 of one percent of the total commitment amount. The credit agreement is unsecured, and we may terminate the credit agreement at any time without penalty. We may at any time replace the credit agreement with borrowings from banks or other financial institutions or in the private or public markets. The credit agreement restricts us from borrowing funds from parties other than ShopKo without ShopKo's consent, and prohibits us from selling our common stock unless ShopKo meets certain financial tests, pledging certain of our assets and entering into agreements which restrict our ability to pay dividends. Our interest expense in the future will depend on the amount, timing and maturity of borrowings, market rates and negotiations with lenders. The interest rate and other terms provided by third-party lenders may not be as favorable to us as those provided by ShopKo under the credit agreement.

      Indemnification and Hold Harmless Agreement. We have entered into an indemnification and hold harmless agreement with ShopKo with respect to the allocation of responsibility for certain liabilities. In general, the indemnification agreement provides that we and ShopKo will each indemnify the other party and that party's directors, officers, employees and agents against certain liabilities arising from or based upon the operation of their own respective businesses prior to and following the offering, including, but not limited to, liabilities arising under securities, environmental and contract law.

      Tax Sharing Agreement. We have entered into a tax sharing agreement with ShopKo which provides that ShopKo will prepare all returns and, generally, have liability for all income taxes attributable to all tax periods ending on or before the offering. We have entered into an administrative services agreement, described below, pursuant to which ShopKo will continue to prepare tax returns for us after the offering, however, we have liability for all taxes for tax periods beginning after the offering. For tax periods which begin before the offering but end after the offering, ShopKo has liability for income taxes attributable to income allocable to the period ending with the offering and we have liability for the remainder. ShopKo will determine the method for allocating income in the tax year in which the offering occurs. By law, we are liable for the entire federal income tax of ShopKo and other companies included in the consolidated return for all periods in which we are included in the consolidated group. In the tax sharing agreement, however, ShopKo agrees to indemnify us against this liability except to the extent it relates to us and our subsidiaries, if any, after the offering. If our employees exercise ShopKo stock options or otherwise receive compensation from ShopKo nonqualified plans after the offering, the tax sharing agreement provides that we will reimburse ShopKo for the tax benefit, if any, that we receive from deducting compensation attributable thereto and the employer's share of any employment taxes arising in connection with such compensation which is paid by ShopKo.

      Administrative Services Agreement. We have entered into an administrative services agreement with ShopKo pursuant to which ShopKo will make available and provide certain administrative, support and consultation services to us, including employee benefits, payroll processing, insurance, tax compliance, treasury, and accounts payable processing. The administrative services agreement has an initial term which expires January 31, 2001, subject to automatic renewal for successive one-year terms. At any time during the term of the administrative services agreement, either party may terminate existing categories of services upon 120 days' prior written notice. ShopKo is obligated to provide us transition assistance, at our request and expense, upon the termination of any service provided pursuant to the agreement. We anticipate that we will pay ShopKo a total of $0.4 million in the first twelve months following this offering for such services.

      I.T. support agreement. Certain components of our computer systems are located in ShopKo's corporate headquarters. We have entered into an I.T. support agreement with ShopKo pursuant to which ShopKo has agreed to provide us with:

     l  access to ShopKo's computer facilities,

     l certain support services to be performed by ShopKo's systems personnel, and

     l the shared use of ancillary computer hardware and operating software.

      The I.T. support agreement has a term which expires on January 31, 2001. At any time during the term of the I.T. support agreement, either party may terminate existing categories of services upon 120 days' prior written notice. In addition, ShopKo has agreed to provide transition assistance to us if any services are terminated as a result of expiration or termination of the agreement or otherwise. We anticipate that we will pay ShopKo between $0.7 million and $1.3 million in the first twelve months after the offering under this agreement. The I.T. support agreement also contains confidentiality provisions relating to our patient data and proprietary software.

      Lease Agreement. Upon ShopKo's completion of construction of our new corporate headquarters, we expect to enter into a long term triple net lease with ShopKo, whereby we will lease the building from ShopKo upon terms and conditions to be determined. While the lease agreement has not been finalized, we expect that the lease will have a term of 15 years with four options to renew for 5 years each, will have annual rental payments of $200,000, and will provide that we will have the option to purchase the facility at fair market value or increase the rental payments to fair market rates at the time when ShopKo ceases to beneficially own at least 51% of the outstanding common stock.

      Registration Rights Agreement. We have entered into a registration rights agreement with ProVantage Holdings, Inc., a wholly-owned subsidiary of ShopKo, pursuant to which we have granted demand and "piggyback" registration rights to ProVantage Holdings and its affiliates, including ShopKo, with respect to shares of common stock owned by ProVantage Holdings and its affiliates, including ShopKo, following the offering. Pursuant to the registration rights agreement, ProVantage Holdings has the right to require us to file up to three registration statements under the Securities Act (which may be increased by an unlimited number of registration statements if effected on Form S-3) covering ProVantage Holdings' shares. ProVantage Holdings also has the right, if we file a registration statement, to require us to include its shares in such registration statement. Our obligations under the registration rights agreement are subject to certain limitations relating to the minimum amount of common stock to be included in a registration statement, the timing of the exercise of registration rights and other similar matters. We have agreed to pay all costs and expenses relating to the exercise of ProVantage Holdings' registration rights, except for underwriting commissions and filing fees relating to the shares sold by ProVantage Holdings, any special or extraordinary auditing expenses, ProVantage Holdings' legal expenses and, in the case of demand registration rights, printing fees. We and ProVantage Holdings will each indemnify the other party for certain liabilities, including liabilities under the Securities Act, in connection with any registration under the registration rights agreement. The registration rights agreement will terminate when ProVantage Holdings or its affiliates owns less than 5% of our outstanding common stock. ShopKo has agreed with the underwriters, however, not sell or otherwise dispose of any common stock or our related securities for a period of 180 days after the closing of this offering without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Shares Eligible for Future Sale."

Control by ShopKo

      After the offering is completed, ShopKo will own approximately 70.3% of the common stock. As a majority stockholder, ShopKo will be able to control our business and affairs, including:

     l  the election of our entire board of directors,

     l any determinations with respect to mergers or other business combinations,

     l the amendment of our restated certificate of incorporation or amended and restated bylaws,

     l  the acquisition or disposition of material assets,

     l  the incurrence of indebtedness,

     l the issuance of additional common stock or other equity securities,

     l  the payment of dividends with respect to the common stock,

     l the power to determine all matters submitted to a vote of stockholders,

     l  the power to delay, defer or prevent a change in control, and

     l the ability to take other actions that might be favorable to ShopKo but not to our stockholders generally.

                              CERTAIN TRANSACTIONS

      We have in the past entered into intercompany transactions and arrangements with ShopKo and its affiliates incidental to our businesses. General administrative and other expenses have in the past been allocated to us from ShopKo for the types of services described in the administrative services agreement and the information technology services agreement. The allocation for the last three fiscal years is as follows:

                                                                  Fiscal Year
                                                                 --------------
                                                                 1996 1997 1998
                                                                 ---- ---- ----
                                                                 (in millions)
     Selling, general and administrative expenses............... $0.4 $1.1 $1.2

      In addition to the allocations described above, we have entered into various transactions with ShopKo in the ordinary course of our businesses. The payments for these activities for the last three fiscal years are as follows:

                                                                 Fiscal Year
                                                              -----------------
                                                              1996  1997  1998
                                                              ----- ----- -----
                                                                (in millions)
     Our payment to ShopKo for prescription costs............ $21.0 $25.8 $35.7
     Our payment to ShopKo for shared formulary fees.........   0.2   0.1   0.0
     Our purchase of pharmaceutical inventory from ShopKo....   1.0   0.8   0.3
     ShopKo payment to us for claims processing..............   1.6   1.6   2.1

      For a further description of recent transactions between ShopKo and us, please see Note H of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

      We receive a benefit in the form of lower prices when purchasing various goods and services when such purchases are made through or in conjunction with ShopKo. Such benefits may not be available in all cases in the future.

      We will continue to engage in various transactions with ShopKo on a contractual and non-contractual basis after the offering is completed. See "Relationship With ShopKo."

      In connection with the PharMark acquisition, we entered into five-year employment agreements with each of M. Lee Morse and Aida A. LeRoy. These agreements were extinguished as of January 31, 1999, at which time they entered into agreements to provide certain consulting services to us. At that time, we entered into several new agreements with Mr. Morse and Dr. LeRoy:

     l a mutual settlement agreement and release of specified claims, whereby the parties mutually agreed to release all claims associated with the employment agreements;

     l a trademark license agreement, whereby Mr. Morse and Dr. LeRoy license the trademark "Mikalix" from us;

     l a sublease, whereby Mr. Morse and Dr. LeRoy sublease certain office space from us; and

     l non-disclosure, non-interference and non-competition agreements containing certain confidentiality, non-interference and non-competition provisions which are effective for a term of two years.

      See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisitions."

                     PRINCIPAL AND SELLING STOCKHOLDER

      Prior to this offering, our only stockholder was ShopKo, whose address is 700 Pilgrim Way, Green Bay, Wisconsin 54304. ShopKo is subject to the requirements of the Securities Exchange Act of 1934 and as a result files reports, proxy statements and other information with the SEC on a periodic basis. You can read and make copies of these materials at the offices of the SEC, or by means of the SEC's website, in each case at the addresses listed under the caption "Where You Can Find More Information."

      As of the date of this prospectus, ShopKo owns beneficially and of record 12,550,000 shares of common stock, representing all of the shares of common stock outstanding prior to this offering. Upon the sale by us of the 5,300,000 shares of common stock offered hereby, ShopKo will own beneficially and of record 70.3% of the outstanding common stock. ShopKo will own 65.9% of the common stock if the underwriters' over-allotment option is exercised in full.

      The following table sets forth as of January 30, 1999 the number of shares of ShopKo common stock owned by our director, by our chief executive officer, our four other most highly compensated executive officers, by each individual who will be appointed as a member of our board of directors prior to or concurrently with the offering and by our director, individuals who will be appointed as our directors and executive officers as a group. Except as otherwise noted, the persons named in the below table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The column entitled "Amount and Nature of Beneficial Ownership" includes shares which may be acquired within 60 days pursuant to stock options as follows: Mr. Kramer, 180,000 shares; Mr. Podany, 15,000 shares; Mr. Jones, 23,000 shares; Mr. Coffini, 200 shares; and all directors and executive officers as a group, 218,200 shares.

                                                      Amount and Nature
                                                        of Beneficial
     Name of Beneficial Owner                             Ownership     Percent
     ------------------------                         ----------------- -------
     Dale P. Kramer (1)(2)..........................       270,000        1.0%
     Jeffrey C. Girard (3)..........................         1,000          *
     Gregory H. Wolf................................           --           *
     William J. Podany (2)(4).......................        40,000          *
     Jeffrey A. Jones (2)...........................        23,000          *
     Glen C. Laschober..............................           --           *
     Peter F. Hoffman...............................             0          *
     Joseph A. Coffini (2)..........................           275          *
     George M. Barlow...............................             0          *
     All directors and executive officers as a group
      (9 persons)...................................       334,275        1.3%

--------
*  Less than 1%

(1) Includes 50,000 shares of restricted stock granted pursuant to ShopKo's restricted stock plan.

(2) The number of shares shown with respect to Messrs. Kramer, Podany and Jones does not reflect funds from their respective deferred compensation plan accounts and profit sharing/401(k) plan accounts invested in ShopKo common stock through the ShopKo stock fund. As of January 30, 1999, such executive officers' approximate ShopKo stock fund account balances were as follows:
    Mr. Kramer, $332,624; Mr. Podany, $45,081; Mr. Jones, $203,213; and Mr.
    Coffini, $54,960.

(3) Mr. Girard is a former executive officer of Supervalu. Prior to July 2, 1997, Supervalu and a wholly-owned subsidiary of Supervalu, Supermarket Operators of America, Inc., beneficially owned 14,731,667 shares of ShopKo's common stock.

(4) Includes 25,000 shares of restricted stock granted pursuant to ShopKo's restricted stock plan.

                          DESCRIPTION OF CAPITAL STOCK

      Prior to the completion of this offering, we will file a restated certificate of incorporation and adopt amended and restated bylaws. The following description gives effect to the adoption and filing of these documents.

Authorized Capital Stock

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. 12,550,000 shares of common stock and no shares of preferred stock are outstanding as of the date hereof. 5,300,000 shares of common stock are being offered in the offering and 1,750,000 shares have been reserved for issuance pursuant to certain employee and non-employee director benefit and option plans. See "Executive Compensation." All of such shares are validly issued, fully paid and non-assessable, and upon completion of the offering all of the outstanding shares of common stock will be validly issued, fully paid and non-assessable under the laws of the state of Delaware, the state in which we are incorporated. We are qualified as a foreign corporation in the state of Wisconsin, and Wisconsin courts have held the predecessor to
Section 180.0622(2)(b) of the Wisconsin Business Corporation Law to be applicable to foreign corporations. Under Section 180.0622(2)(b), holders of common stock are liable up to the amount equal to the par value of the common stock owned by such holder for all debt owing to employees for services performed, but not exceeding six months' service in any one case. Some Wisconsin courts have interpreted "par value" to mean the full amount paid by the holders to purchase the common stock. The following summary description of our capital stock is qualified in its entirety by reference to our form of restated certificate of incorporation and our amended and restated bylaws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

      Voting Rights. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of common stock are not entitled to cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

      Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any preferential rights of any outstanding preferred stock.

      Other Rights. In the event of a voluntary or involuntary liquidation, dissolution or winding up of ProVantage, the holders of shares of common stock would be entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights and payment of any distributions owing to holders of shares of preferred stock then outstanding, if any. Holders of the shares of common stock have no preemptive rights, and the shares of common stock are not subject to further calls or assessment by us. There are no redemption provisions or provisions setting aside particular assets to enable us to retire the common stock, commonly referred to as sinking fund provisions, which are applicable to the shares of common stock.

Preferred Stock

      The board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series and to fix the rights, designation, preferences, privileges, limitations and restrictions thereof, including dividend rights, conversion rights, terms and rights of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, may issue shares of preferred stock with conversion, voting and other rights which could adversely affect the rights of the holders of shares of common stock.

Authorized but Unissued Shares

      Delaware law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of unissued and unreserved shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of ProVantage by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Law and Certain Charter and Bylaw Provisions; Anti-Takeover Measures

      Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another exception applies. For purposes of Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in financial benefit to the interested stockholder, and subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within the three prior years, did own) 15% or more of the corporation's voting stock.

      Our restated certificate of incorporation provides that our board of directors is divided into three classes serving staggered three-year terms. As a result, at least two stockholders' meetings will generally be required for stockholders to change a majority of the directors. The board of directors is authorized to create new directorships and to fill such positions so created. The board of directors (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason. Any director appointed to fill a vacancy or to a newly created directorship will hold office until the next election for the class of directors to which the new director has been appointed. Directors may only be removed for cause by the affirmative vote of two-thirds of the outstanding common stock entitled to vote at a meeting called for this purpose. Our restated certificate of incorporation and amended and restated by-laws provide that stockholders may not act by written consent in place of an annual or special meeting. Our restated certificate of incorporation and amended and restated by-laws provide that special meetings of stockholders may only be called by the chairman of the board or the president, or by a majority of the board of directors.

      The provisions in our restated certificate of incorporation relating to amendment of our bylaws, the structure of our board of directors and prohibiting action by written consent of our stockholders may only be amended by a vote of 75% of our outstanding common stock.

      Our amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to our corporate secretary. To be timely, a stockholder's notice generally must be delivered not less than 120 days prior to the anniversary date of the annual meeting in the immediately preceding year. The notice by a stockholder must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about the nominee or a description of the proposed business to be brought before the meeting. Our amended and restated bylaws may only be amended by a vote of 75% of our outstanding common stock or by majority vote of our board of directors.

      Certain of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws discussed above could make more difficult or discourage a proxy contest or other change in our management or the acquisition or attempted acquisition of control by a holder of a substantial block of our stock. It is possible that such provisions could make it more difficult to accomplish, or could deter, transactions which stockholders may otherwise consider to be in their best interests.

      As permitted by the DGCL, the restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

     l  for any breach of their duty of loyalty to us or our stockholders,

     l for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     l for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 or successor provisions of the DGCL, or

     l for any transaction from which the director derived an improper personal benefit.

      The amended and restated bylaws provide that we shall indemnify our directors, officers and employees to the fullest extend permitted by the DGCL, except in some circumstances, with respect to suits initiated by the director, officer or employee, and advance expenses to such directors, officers or employees to defend any action for which rights of indemnification are provided. In addition, the amended and restated bylaws permit us to grant such rights to our agents. The amended and restated bylaws also provide that we may purchase insurance on behalf of any director, officer, employee or agent against certain expenses, liabilities and losses, whether or not we would have the power to indemnify such person against such expenses, liabilities or losses. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors, officers and employees.

Rights Plan

      Prior to the closing of this offering, the board of directors will adopt a stockholders rights plan pursuant to which one right to purchase one one-thousandth of a share of our newly created Series B Junior Participating Preferred Stock, par value $0.01 per share, would be issued as a dividend for each outstanding share of common stock. Each right, when exercisable, would represent the right to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock at a specified price. The rights would become exercisable ten days after a person or group acquires 15% or more of the outstanding common stock (other than certain persons who own more than 15% of the outstanding common stock as a result of the purchase of common stock from ShopKo or its affiliates) or commences or announces a tender or exchange offer which would result in such ownership.

      If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15% or more of the outstanding common stock, each right not owned by such person would permit the purchase, for the exercise price of $120.00, of common stock having a market value of twice the exercise price.

      The rights would expire ten years after the adoption of the rights plan, unless earlier redeemed by us in accordance with the terms of the rights plan. The purchase price payable and the shares of Series B Junior

Participating Preferred Stock issuable upon exercise of the rights would be subject to adjustment from time to time as specified in the rights plan. In addition, the board of directors would retain the authority to redeem (at $0.01 per right) and replace the rights with new rights at any time, provided that no such redemption could occur after a person or group acquires 15% or more of the outstanding common stock.

      Shares of Series B Junior Participating Preferred Stock, when issued upon exercise of the rights, will be nonredeemable and will rank junior to all series of any other class of preferred stock. Each share of Series B Junior Participating Preferred Stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $10 per share or 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of Series B Junior Participating Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of $1,000 per share or 1,000 times the payment made per share of common stock. Each share of Series B Junior Participating Preferred Stock will entitle the holder to 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series B Junior Participating Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. The foregoing rights would be subject to antidilution adjustments. The number of shares constituting the series of Series B Junior Participating Preferred Stock will be 100,000.

Transfer Agent

      The transfer agent for the common stock is Norwest Shareowner Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

      The 5,300,000 shares of common stock sold in this offering, 6,095,000 shares of common stock if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

      The 12,550,000 shares of common stock that will continue to be held by ShopKo after the offering will constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale in the open market after the offering, subject to certain contractual lockup provisions and to the applicable requirements of Rule 144, both of which are described below. We have entered into a registration rights agreement with ShopKo relating to ShopKo's rights to have us register under the Securities Act all or a portion of the common stock owned by it. See "Relationship With ShopKo." In addition, we have the option to satisfy certain contingent obligations to the sellers of the PharMark business with shares of common stock. If we issue shares of common stock to the PharMark sellers, they have the right to require us to register those shares for sale under the Securities Act. They also have the right to have those shares included in registration statements we file under the Securities Act. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisitions" for a more complete description of the contingent payments due to the PharMark sellers.

      Generally, Rule 144 provides that a person who has beneficially owned "restricted securities" for at least one year will be entitled to sell on the open market in broker's transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares, or the average weekly trading volume on the open market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about us. Shares properly sold in reliance upon Rule 144 to persons who are not "affiliates" are thereafter freely tradable without the restriction or registration under the Securities Act. Ninety days after completion of this offering, ShopKo will be able to sell in the public market its shares of common stock, subject to the volume and manner of sale restrictions described above and subject to the lock-up provisions described below.

      We and our executive officers and directors and Shopko have agreed, subject to certain exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for a period of 180 days after the date of this prospectus.

      Sales of substantial amounts of common stock in the open market, or the availability of such shares for sale, could adversely affect prevailing market prices.

                                  UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., William Blair & Company, L.L.C. and Lehman Brothers Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the purchase agreement among us, Shopko and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                       Number of
     Underwriters                                                       Shares
     ------------                                                      ---------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated............................................
     Bear, Stearns & Co. Inc..........................................
     William Blair & Company, L.L.C...................................
     Lehman Brothers Inc. ............................................
                                                                       ---------
          Total....................................................... 5,300,000
                                                                       =========

      In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to such agreement if any of such shares are purchased. Under certain circumstances, the commitments of non-defaulting underwriters under the purchase agreement may be increased.

      The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to
certain dealers at such price less a concession not in excess of $   per share
of common stock. The underwriters may allow, and such dealers may reallow, a
discount not in excess of $   per share of common stock on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      ShopKo has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 795,000 additional shares of common stock at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

      The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                              Per
                                             Share   Without Option With Option
                                            -------- -------------- -----------
     Public offering price................. $           $            $
     Underwriting discount................. $           $            $
     Proceeds, before expense, to us....... $           $            $
     Proceeds to ShopKo.................... $           $            $

      The expenses of the offering, exclusive of the underwriting discount, are estimated at $750,000 and are payable entirely by us. These expenses will not reduce the $20.0 million of net proceeds of the offering which we will retain. See "Use of Proceeds."

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      We and our officers and directors and ShopKo have agreed, subject to certain exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

      Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. The factors to be considered in determining the initial public offering price will be prevailing market conditions, the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, certain of our financial information, our history and our prospects and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenues, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

      We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol "PHS." The underwriters have undertaken that the common stock will be sold to ensure that the distribution standards of the New York Stock Exchange relating to round lots, public shares and aggregate market value will be met.

      We and ShopKo have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

      Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it discourages resales of the common stock.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in the transactions described above or that these transactions, if commenced, will not be discontinued without notice.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 265,000 of the shares offered hereby for sale to directors and employees of ProVantage, ShopKo and their affiliates. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

      Some of the underwriters or their affiliates have provided investment or commercial banking services to us and to ShopKo in the past and may do so in the future. They receive customary fees and commissions for these services.

                                 LEGAL MATTERS

      Certain legal matters relating to the legality of the issuance of the shares of common stock being offered hereby will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Certain legal matters will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

      The Consolidated Financial Statements of ProVantage Health Services, Inc. and subsidiaries as of January 30, 1999, January 31, 1998 and February 1, 1997 and for each of the four years in the period ended January 30, 1999 included in the registration statement of which this prospectus forms a part and the related financial statement schedule included elsewhere in the registration statement have been so included in reliance on the report of Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information with respect to us and the common stock, you should refer to the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. You may inspect and copy the registration statement and its exhibits at the public reference facilities of the SEC located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. You may obtain copies of these materials for a fee by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, and you can access this information electronically by means of the SEC's website on the Internet at http://www.sec.gov. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      As a result of the offering, we will be subject to the requirements of the Exchange Act, which means that we will file reports, proxy statements and other information with the SEC on a periodic basis. You can read and copy these reports, proxy statements and other information we file with the SEC at the offices of the SEC, and at the website listed above.

      We intend to furnish its stockholders with annual reports containing audited financial statements examined by its independent accountants for each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................  F-1
Consolidated Statements of Earnings for each of the three fiscal years in the period ended January 30, 1999.......................................  F-2
Consolidated Balance Sheets at January 31, 1998 and January 30, 1999.....  F-3
Consolidated Statements of Cash Flows for each of the three fiscal years in the period ended January 30, 1999....................................  F-4
Consolidated Statements of Stockholder's Equity for each of the three years in the period ended January 30, 1999..............................  F-5
Notes to Consolidated Financial Statements...............................  F-6

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder

ProVantage Health Services, Inc.:

      We have audited the consolidated balance sheets of ProVantage Health Services, Inc. and subsidiaries, formerly known as ProVantage, Inc. (an indirect, wholly-owned subsidiary of ShopKo Stores, Inc.), as of January 30, 1999 and January 31, 1998 and the related consolidated statements of earnings, stockholder's equity and cash flows for each of the three years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ProVantage Health Services, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Milwaukee, Wisconsin

March 12, 1999

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                 (In thousands, except per share amounts)

                                             Fiscal Year (52 weeks) Ended
                                       ----------------------------------------
                                       Feb. 1, 1997 Jan. 31, 1998 Jan. 30, 1999
                                       ------------ ------------- -------------
Net sales............................    $330,048     $500,891      $666,154
Costs and expenses:
  Cost of sales......................     306,760      463,069       618,308
  Selling, general and administrative
   expenses..........................      11,828       19,990        24,910
  Depreciation and amortization
   expenses..........................       2,233        4,779         6,776
                                         --------     --------      --------
                                          320,821      487,838       649,994
Income from operations...............       9,227       13,053        16,160
Interest income......................         353          364           543
                                         --------     --------      --------
Earnings before income taxes.........       9,580       13,417        16,703
Provision for income taxes...........       4,164        5,883         7,221
                                         --------     --------      --------
Net earnings.........................    $  5,416     $  7,534      $  9,482
                                         ========     ========      ========
Basic net earnings per share of
 common stock........................    $   0.43     $   0.60      $   0.76
                                         ========     ========      ========
Average number of shares of common
 stock outstanding...................      12,550       12,550        12,550
                                         ========     ========      ========
Pro forma basic net earnings per
 share of common stock...............                               $   0.49
                                                                    ========
Pro forma average number of shares of
 common stock outstanding............                                 19,315
                                                                    ========


                See notes to consolidated financial statements.

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                              (In thousands)

                                              January 31, 1998 January 30, 1999
                                              ---------------- ----------------
Assets
Current assets:
  Cash and cash equivalents..................     $ 12,533         $ 24,680
  Receivables, less allowance for losses of
   $976 and $1,314, respectively.............       59,662           84,935
  Pharmaceutical inventories.................        1,312            3,121
  Other current assets.......................        1,054            2,343
                                                  --------         --------
    Total current assets.....................       74,561          115,079
Goodwill--net................................       67,926           67,127
Other assets--net............................        3,119            3,295
Property and equipment--net..................        9,431           15,276
                                                  --------         --------
    Total assets.............................     $155,037         $200,777
                                                  ========         ========
Liabilities and Stockholder's Equity
Current liabilities:
  Short-term debt............................     $    967         $    968
  Accounts payable trade.....................       46,481           66,077
  Accrued liabilities........................       11,633           14,025
                                                  --------         --------
    Total current liabilities................       59,081           81,070
Long-term obligations........................          913              --
Deferred income taxes........................        1,448            3,521
Minority interest............................        2,315            2,949
Stockholder's equity:
  Common Stock; $.01 par value, 50,000 shares
   authorized, 12,550 shares outstanding.....          126              126
  Additional paid-in capital.................       76,522           88,997
  Retained earnings..........................       14,632           24,114
                                                  --------         --------
    Total stockholder's equity...............       91,280          113,237
                                                  --------         --------
    Total liabilities and stockholder's
     equity..................................     $155,037         $200,777
                                                  ========         ========


                See notes to consolidated financial statements.

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                   Fiscal Year (52 weeks)
                                                           Ended
                                                 ----------------------------
                                                 Feb. 1,   Jan. 31,  Jan. 30,
                                                   1997      1998      1999
                                                 --------  --------  --------
Cash flows from operating activities:
Net earnings.................................... $  5,416  $  7,534  $  9,482
Adjustments to reconcile net earnings to net
 cash provided by operating activities:
 Depreciation and amortization..................    2,233     4,779     6,776
 Provision for losses on receivables............      878        38       185
 Deferred income taxes..........................       63       305     1,715
 Change in assets and liabilities excluding the
  effect of business acquisitions:
   Receivables..................................  (42,031)   (6,314)  (24,824)
   Pharmaceutical inventories...................     (746)      (62)   (1,809)
   Other current assets.........................     (162)      151      (932)
   Other assets.................................     (258)   (1,500)     (635)
   Accounts payable.............................   29,653    11,385    19,596
   Accrued liabilities..........................    8,344    (4,330)      (77)
                                                 --------  --------  --------
     Net cash provided by operating activities..    3,390    11,986     9,477
Cash flows used in investing activities:
 Payments for property and equipment............   (2,057)   (4,198)   (8,863)
 Business acquisitions, net of cash acquired....  (33,531)  (22,390)      --
                                                 --------  --------  --------
     Net cash used in investing activities......  (35,588)  (26,588)   (8,863)
Cash flows from financing activities:
 Change in short-term debt......................      --        967         1
 Capital contribution...........................   33,143    21,063    12,475
 Reduction in debt..............................      --       (841)     (943)
                                                 --------  --------  --------
     Net cash provided by financing activities..   33,143    21,189    11,533
Net increase in cash and cash equivalents.......      945     6,587    12,147
Cash and cash equivalents at beginning of
 period.........................................    5,001     5,946    12,533
                                                 --------  --------  --------
Cash and cash equivalents at end of period...... $  5,946  $ 12,533  $ 24,680
                                                 ========  ========  ========
Supplemental cash flow information:
 Cash paid during the period for:
   Income taxes................................. $  4,044  $  5,585  $  6,793
 Accrued supplemental contingent payment........      --        --   $  2,500
During fiscal 1997 and 1996, the Company
 acquired companies. In conjunction with these
 acquisitions, the purchase price consisted of
 the following:
 Cash paid...................................... $ 33,531  $ 22,390  $    --
 Notes payable issued...........................      --      1,833       --
 Liabilities assumed............................      --      4,030       --
                                                 --------  --------  --------
     Total fair value of acquisitions........... $ 33,531  $ 28,253  $    --
                                                 ========  ========  ========

                See notes to consolidated financial statements.

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                              (In thousands)

                                               Common Stock  Additional
                                               -------------  Paid-In   Retained
                                               Shares Amount  Capital   Earnings
                                               ------ ------ ---------- --------
Balances at February 3, 1996.................. 12,550   126   $22,316   $ 1,682
Capital contribution..........................                 33,143
Net earnings..................................                            5,416
                                               ------  ----   -------   -------
Balances at February 1, 1997.................. 12,550   126    55,459     7,098
Capital contribution..........................                 21,063
Net earnings..................................                            7,534
                                               ------  ----   -------   -------
Balances at January 31, 1998.................. 12,550   126    76,522    14,632
Capital contribution..........................                 12,475
Net earnings..................................                            9,482
                                               ------  ----   -------   -------
Balances at January 30, 1999.................. 12,550  $126   $88,997   $24,114
                                               ======  ====   =======   =======





                See notes to consolidated financial statements.

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Organization and Basis of Presentation:

      The consolidated financial statements include the accounts of ProVantage Health Services, Inc. and all its subsidiaries, formerly known as ProVantage, Inc. ("ProVantage" or the "Company"). ProVantage consolidates all subsidiaries in which it has a majority voting interest. All significant intercompany accounts and transactions have been eliminated. ProVantage is a Delaware corporation. ProVantage is a wholly-owned subsidiary of ProVantage Holdings, Inc., which in turn is wholly-owned by ShopKo Stores, Inc. ("ShopKo").

      ProVantage, which conducts its business principally throughout the United States, provides health benefit management services, pharmacy mail services, vision benefit management services and health information technology and clinical support services.

      For the periods presented, certain general, administrative and other expenses reflected in the consolidated financial statements include allocations of certain corporate expenses from ShopKo which took into consideration personnel, space, estimates of time spent to provide services or other appropriate bases. These allocations include services and expenses for general management, information systems management, treasury, tax, financial reporting, benefits administration, insurance, legal, communications and other miscellaneous services.

      Management believes the foregoing allocations were made on a reasonable basis. Although these allocations do not necessarily represent the costs which would have been or may be incurred by ProVantage on a stand alone basis, management believes that any variance in costs would not be material.

Revenues and Costs of Revenues:

      ProVantage's net sales are recorded when earned and include (i) administrative and dispensing fees plus the cost of pharmaceuticals dispensed by pharmacies participating in the network maintained by ProVantage or by ProVantage's mail service pharmacy to members of health benefit plans sponsored by ProVantage's clients; (ii) amounts billed to pharmaceutical manufacturers and third party formulary administrators for formulary fees, which are discounts, rebates and fees earned from pharmaceutical manufacturers; (iii) the sale of eyeglasses and contact lenses and related administrative fees relating to vision benefit management services; and (iv) license and service fees for health information technology and clinical support services. Cost of sales includes the amounts paid to network pharmacies and optical centers for medical claims, the cost of prescription medications sold through the mail service pharmacy and the amounts paid to plan sponsors for shared formulary fees.

Cash and Cash Equivalents:

      ProVantage records all highly liquid investments with a maturity of three months or less as cash equivalents.

Receivables:

      Receivables consist primarily of amounts collectible from (i) insurance companies, third party administrators and self-funded medical plan sponsors for pharmaceutical claims and claim processing fees, (ii) pharmaceutical manufacturers and third party formulary administrators for formulary fees and
(iii) customers for license and service fees for health information technology and clinical support services. Substantially all amounts are expected to be collected within one year.

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

Pharmaceutical Inventories:

      Pharmaceutical inventories are stated at the lower of cost or market. Cost, which includes certain distribution and transportation costs, is determined through use of the first-in, first-out (FIFO) method.

Property and Equipment:

      Property and equipment are carried at cost. The cost of equipment is depreciated over the estimated useful life of the assets using the straight-line method. Useful lives generally assigned are 3 to 10 years. Costs of leasehold improvements are amortized over the period of the lease or the estimated useful life of the asset, whichever is shorter, using the straight-line method.

      Expenditures relating to the development of software to be marketed to clients, or to be used for internal purposes, are charged to expense until technological feasibility is established. Thereafter, the remaining software production costs up to the date of general release to customers or to the date placed into production are capitalized and included as property and equipment. During fiscal years 1996, 1997 and 1998, $1.4 million, $2.1 million and $4.6 million in software development costs were capitalized, respectively. Capitalized software development costs amounted to $3.8 million and $8.4 million at January 31, 1998 and January 30, 1999, respectively. Amortization of capitalized amounts commences on the date of general release to customers or the date placed into production using the straight-line method over estimated economic life of the product but not more than five years. Total amortization expense of capitalized software costs was $0.1 million, $1.0 million and $1.9 million in fiscal years 1996, 1997 and 1998, respectively.

      The components of property and equipment are (in thousands):

                                                        January 31, January 30,
                                                           1998        1999
                                                        ----------- -----------
     Property and equipment at cost:
       Software........................................   $8,058      $13,834
       Equipment.......................................    3,670        6,441
       Leasehold improvements..........................      353          668
                                                          ------      -------
                                                          12,081       20,943
     Less accumulated depreciation and amortization....    2,650        5,667
                                                          ------      -------
     Net property and equipment........................   $9,431      $15,276
                                                          ======      =======

Goodwill:

      The excess of cost over fair value of the net assets of businesses acquired (goodwill) is amortized using the straight-line method over 18 to 22 years. Accumulated amortization for these costs was $5.7 million and $9.4 million at January 31, 1998 and January 30, 1999, respectively.

Impairment of Long Lived Assets:

      ProVantage evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed as of January 30, 1999.

            PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

Net Earnings Per Common Share:

      In 1997, SFAS No. 128, "Earnings Per Share" was issued. SFAS No. 128 replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding increased by the number of dilutive potential common shares based on the treasury stock method.

Pro Forma Basic Net Earnings Per Share of Common Stock:

      Pro forma basic net earnings per share of common stock are computed by dividing net earnings by 19,314,706, which represents the total number of shares of common stock which will be outstanding after completion of the reorganization of ProVantage's corporate structure, plus 6,764,706 shares of common stock which, when multiplied by an assumed offering price of $17.00 per share, would be sufficient to repay the demand promissory note to be issued to ShopKo prior to the offering.

Income Taxes:

      ProVantage's results are included in ShopKo's consolidated U. S. federal income tax return. All income tax payments are made by ShopKo on behalf of its subsidiaries, a portion of which are allocated to ProVantage. The amounts reflected in the provision for income taxes are based on applicable federal statutory rates, adjusted for permanent differences between financial and taxable income. In effect, the income tax provision is computed on a separate return basis.

      The financial statements reflect the application of SFAS No. 109, "Accounting for Income Taxes."

Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting period. Actual results could differ from those estimates.

B. Acquisitions

      On January 3, 1995, ProVantage completed the acquisition of Bravell, Inc. ("Bravell"), a pharmacy benefit management firm that provides custom prescription benefit plan design, program administration and claims benefit processing services to insurance companies, third party administrators and self-funded medical plan sponsors. The transaction was accounted for as a purchase, whereby ProVantage acquired 97% of the outstanding common stock of Bravell for approximately $17.3 million. ProVantage was also required to make additional payments which were contingent upon future results of Bravell's operations. In fiscal 1996, $0.7 million was paid based on the results of fiscal 1995. On April 10, 1997, ProVantage made a payment of approximately $8.9 million to the founders of Bravell to (i) acquire the remaining 3% of the common stock of Bravell which ProVantage did not acquire in January 1995, (ii) extinguish all remaining contingent payment obligations to the founders and
(iii) terminate the founders' employment agreements. This $8.9 million payment was capitalized as additional purchase price and amortized over 20 years.

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

      On August 2, 1996, ProVantage completed the acquisition of CareStream ScripCard from Avatex Corporation, formerly known as FoxMeyer Health Corporation. CareStream ScripCard is a prescription benefit management company and its operations have been integrated with ProVantage. The initial purchase price was $30.5 million in cash, with the obligation to make an additional contingent cash payment equal to 1.5% of ProVantage's market value, subject to a minimum of $2.5 million and a maximum of $5.0 million. Based upon meeting the minimum requirement, ProVantage has accrued $2.5 million as of January 30, 1999. Avatex has a right to receive the additional contingent cash payment at its election without further condition at any time prior to August 2, 2001. The supplemental payment will be capitalized as additional purchase price and amortized over a period of 15 to 18 years.

      On August 20, 1997, ProVantage acquired The Mikalix Group, Inc. and its subsidiaries, an international privately held group of companies based in Arlington, Virginia. Mikalix's primary subsidiary is PharMark Corporation, a software and database development company providing information driven strategies for optimizing medical and pharmaceutical outcomes. The purchase price for Mikalix was approximately $15.2 million, of which $14.2 million has been paid in cash and $1.0 million is due in 1999. The sellers of Mikalix may also be entitled to contingent payments of up to $8.0 million in the aggregate based on future increases in the market value of ProVantage's outstanding common stock (the "Contingent Payments"). The Contingent Payment amounts of up to $8.0 million are calculated based upon the market value of ProVantage's outstanding common stock ranging from $250.0 million to $500.0 million. The Contingent Payments, if any, will be due on the first to occur of August 20, 2002 or certain liquidity events related to ProVantage and will be capitalized as additional purchase price and amortized over a period of 15 to 19 years. The Contingent Payments may be made, at ProVantage's election, in either cash, ShopKo common stock or ProVantage common stock; provided, however, that any stock used for such payments must be traded in a public market.

      The allocation of the purchase prices of ProVantage's acquisitions were based on fair values at the dates of acquisition. The excess of the purchase price over the fair value of the net assets acquired of approximately $76.5 million is being amortized on a straight-line basis over 18 to 22 years. The results of the acquired companies' operations since the dates of acquisition have been included in the consolidated statements of earnings of ProVantage.

C. Debt

      ProVantage's short-term debt consists of two promissory notes due to the former owners of PharMark. The promissory notes, which are due August 20, 1999, bear interest at 6%.

D. Leases

      ProVantage is obligated under operating leases, primarily for buildings and computer hardware. Minimum future obligations under operating leases in effect at January 30, 1999 are as follows (in thousands):

                                                     Lease
           Year                                   Obligations
           ----                                   -----------
           1999..................................   $1,708
           2000..................................    1,322
           2001..................................    1,056
           2002..................................      418
           Thereafter............................      251
                                                    ------
           Total minimum obligations.............   $4,755
                                                    ======

            PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

      Total minimum rental expense related to all operating leases with terms greater than one year was $0.4 million, $0.9 million and $1.9 million in fiscal years 1996, 1997 and 1998, respectively.

E. Income Taxes

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of ProVantage's net deferred tax liability are as follows (in thousands):

                                                         January 31, January 30,
                                                            1998        1999
                                                         ----------- -----------
     Deferred tax liabilities:
       Goodwill.........................................   $ 1,795     $ 1,948
       Property and equipment...........................       --        1,573
       Inventory valuation..............................       202         --
                                                           -------     -------
         Total deferred tax liabilities.................     1,997       3,521
     Deferred tax assets:
       Property and equipment...........................      (345)        --
       Reserves and allowances..........................    (1,106)     (1,260)
                                                           -------     -------
         Total deferred tax assets......................    (1,451)     (1,260)
                                                           -------     -------
     Net deferred tax liabilities.......................   $   546     $ 2,261
                                                           =======     =======

      The amounts reflected in the provision for income taxes are based on applicable federal statutory rates, adjusted for permanent differences between financial and taxable income. The provision for federal and state income taxes includes the following (in thousands):

                                                             1996   1997   1998
                                                            ------ ------ ------
     Current:
       Federal............................................. $3,294 $4,537 $4,428
       State...............................................    807  1,041  1,078
       Deferred............................................     63    305  1,715
                                                            ------ ------ ------
         Total provision................................... $4,164 $5,883 $7,221
                                                            ====== ====== ======

      The effective tax rate varies from the statutory federal income tax rate for the following reasons:

                                                               1996  1997  1998
                                                               ----  ----  ----
     Statutory income tax..................................... 35.0% 35.0% 35.0%
     State income taxes, net of federal tax benefits..........  5.0   5.0   5.1
     Goodwill.................................................  3.5   3.6   2.9
     Other....................................................  --    0.2   0.2
                                                               ----  ----  ----
     Effective income tax rate................................ 43.5% 43.8% 43.2%
                                                               ====  ====  ====

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

      Provision is made for deferred income taxes and future income tax benefits applicable to temporary differences between financial and tax reporting. The sources of these differences and the effects of each are as follows (in thousands):

                                                             1996   1997  1998
                                                             -----  ---- ------
     Depreciation and amortization.......................... $ 569  $131 $2,072
     Reserves and allowances................................  (494)  166   (118)
     Other..................................................   (12)    8   (239)
                                                             -----  ---- ------
                                                             $  63  $305 $1,715
                                                             =====  ==== ======

F. Stockholder's Equity

      ProVantage has 50,000,000 shares of $0.01 par value of common stock authorized with 12,550,000 shares issued and outstanding as of January 31, 1998 and 12,550,000 shares issued and outstanding as of January 30, 1999. The stockholder's equity section of the balance sheet is adjusted to show the retroactive effect of a stock split effected through a stock dividend. The stock split, which will be made immediately prior to the public sale of the shares, is required to convert the existing 10,100 shares of outstanding common stock into 12,550,000 shares of common stock.

G. Employee Benefits

      Substantially all employees of ProVantage are covered by a defined contribution profit sharing plan sponsored by ShopKo. The plan provides for two types of Company contributions: an amount determined annually by the Board of Directors and an employer matching contribution equal to one-half of the first 6% of compensation contributed by participating employees. ProVantage contributions were $0.1 million, $0.1 million and $0.2 million for fiscal years 1996, 1997 and 1998, respectively.

H. Related Party Transactions

      ProVantage provided claims processing services for ShopKo. ProVantage bills ShopKo for the cost of the prescription claim plus processing fees. These amounts were $1.6 million, $1.6 million and $2.1 million for fiscal years 1996, 1997 and 1998, respectively, and were included in ProVantage's sales. Receivables include amounts due from ShopKo of $0.1 million at both January 31, 1998 and January 30, 1999.

      A portion of ProVantage's payments made to network pharmacies are made to pharmacies owned by ShopKo. The payments reflect the cost of the prescription claim less an on-line remittance fee. These amounts were $21.0 million, $25.8 million and $35.7 million for fiscal years 1996, 1997 and 1998, respectively, and were included in ProVantage's cost of sales. Accounts payable include amounts payable to ShopKo for claims of $1.3 million at January 31, 1998 and $1.7 million at January 30, 1999, respectively.

      ProVantage receives formulary fees from pharmaceutical manufacturers. A portion of these fees are shared with and paid to the network pharmacies owned by ShopKo. These amounts were $0.2 million and $0.1 million for fiscal years 1996 and 1997, respectively, and were included in ProVantage's cost of sales.

      Purchases of inventory from ShopKo were $1.0 million, $0.8 million and $0.3 million for fiscal years 1996, 1997 and 1998, respectively.

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

      General, administrative and other expenses were allocated to ProVantage from ShopKo. These allocations took into consideration personnel, space, estimates of time spent to provide services or other appropriate bases and included amounts for general management, tax, financial reporting, benefits administration, insurance, legal, communications and other miscellaneous services. Amounts charged for these services reflect amounts historically incurred by ShopKo and were $0.4 million, $1.1 million and $1.2 million for fiscal years 1996, 1997 and 1998, respectively.

I. Major Customers

      For fiscal 1996, one customer represented $59.1 million, or 17.9%, of net sales, for fiscal year 1997, this customer represented $58.6 million, or 11.7%, of net sales, and for fiscal year 1998, this customer represented $76.1 million, or 11.4%, of net sales.

J. Subsequent Events (unaudited)

      ProVantage has filed a registration statement with the Securities and Exchange Commission under which a portion of its shares of common stock will be sold. The average number of shares of common stock is adjusted to show the retroactive effect of a stock split through a stock dividend. The stock split, which will be made prior to the public sale of shares, is required to convert the existing 10,100 shares of outstanding common stock into 12,550,000 shares of common stock. After the offering, 17,850,000 shares of common stock will be outstanding, excluding the underwriters' over-allotment option. In addition, ProVantage will declare a dividend to ShopKo of $115.0 million in the form of a demand promissory note. The demand promissory note will be paid with the proceeds of the offering and to the extent that the proceeds of the offering are less than $115.0 million, the remainder of the demand promissory note will be contributed to ProVantage by ShopKo.

      Also pursuant to this offering of common stock, ProVantage will enter into agreements which call for ShopKo to provide credit, administrative and information technology services to ProVantage. All of these agreements expire on January 31, 2001 and are subject to automatic one year renewal terms and earlier termination under certain circumstances. In addition, ProVantage will lease its corporate headquarters building, currently under construction, from ShopKo at terms to be determined.

      The credit agreement provides ProVantage with an unsecured, revolving line of credit of up to $25.0 million at market rates. ProVantage will pay an annual facility fee of 1/5 of one percent of the total commitment amount.

      The administrative services agreement provides ProVantage with certain administrative, support and consultation services including employee benefits, payroll processing, insurance, tax compliance, treasury and accounts payable processing.

      The information technology services agreement provides ProVantage with the use and the personnel to manage and maintain certain hardware, software and computer facilities.

             PROVANTAGE HEALTH SERVICES, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED BALANCE SHEET

                         (Unaudited, in thousands)

      The following balance sheet of ProVantage presents its unaudited pro forma balance sheet as of January 30, 1999. The unaudited pro forma balance sheet gives effect to the $115.0 million dividend declared to ShopKo as if such transactions had occurred on January 30, 1999. The pro forma balance sheet should be read in conjunction with the historical statements and related notes of ProVantage included elsewhere in this Prospectus.

                                                         Pro Forma
                                       January 30, 1999 Adjustments    Pro Forma
                                       ---------------- -----------    ---------
Assets
Current assets:
  Cash and cash equivalents...........     $ 24,680                    $ 24,680
  Receivables, less allowance for
   losses of $1,314 ..................       84,935                      84,935
  Pharmaceutical inventories..........        3,121                       3,121
  Other current assets................        2,343                       2,343
                                           --------                    --------
    Total current assets..............      115,079                     115,079
Goodwill--net.........................       67,127                      67,127
Other assets--net.....................        3,295                       3,295
Property and equipment--net...........       15,276                      15,276
                                           --------                    --------
    Total assets......................     $200,777                    $200,777
                                           ========                    ========
Liabilities and Stockholder's Equity
Current liabilities:
  Demand promissory note payable to
   ShopKo.............................                   $115,000(1)   $115,000
  Short-term debt.....................     $    968                         968
  Accounts payable trade..............       66,077                      66,077
  Accrued liabilities.................       14,025                      14,025
                                           --------                    --------
    Total current liabilities.........       81,070                     196,070
Long-term obligations.................          --                          --
Deferred income taxes.................        3,521                       3,521
Minority interest.....................        2,949                       2,949
Stockholder's equity:
  Common Stock; $.01 par value 50,000
   shares authorized 12,550 shares
   issued and outstanding, actual;
   50,000 shares authorized, 12,550
   shares issued and outstanding, pro
   forma..............................          126                         126
  Additional paid-in capital..........       88,997                      88,997
  Retained earnings...................       24,114      (115,000)(1)   (90,886)
                                           --------                    --------
    Total stockholder's equity........      113,237                      (1,763)
                                           --------                    --------
    Total liabilities and
     stockholder's equity.............     $200,777                    $200,777
                                           ========                    ========

(1) To record a $115.0 million dividend to ShopKo Stores, Inc. in the form of a demand promissory note subsequent to January 30, 1999.

                                 ProVantage's
                   Advanced Therapeutic Intervention Program


    Medical                      Pharmaceutical            Medical
Diagnosis Data                    Claims Data            Claims Data


                                   Identify
                                   Quantify
                                  Prioritize


                             Physician and Patient
                                     Alert


Reduce Hospital               Improve Quality              Platform for
 & Drug Costs                  of Healthcare                 Research



Our Advanced Therapeutic Intervention Program analyzes our clients' medical diagnosis, claims and prescription data on an integrated basis, thereby providing the capability to: identify patients at risk for drug-induced illness, quantify medical risk using statistical measures, and prioritize patients at risk.

Our clinical staff, under the direction of our physicians, intervene by issuing alerts for these patients to the treating physicians. Alerts inform the treating physicians of the medical condition, prescribing pattern or other factors that create the increased hospitalization risk.

This program allows clients to measure their return on investment by quantifying healthcare cost savings. The program is designed to improve the quality of healthcare, and provides a platform for future research.


                                                            [LOGO OF PROVANTAGE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Until            , 1999 (25 days after the date of this prospectus), all
dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             5,300,000 Shares

                        ProVantage Health Services, Inc.

                                  Common Stock

                                 [COMPANY LOGO]

                            ----------------------

                              P R O S P E C T U S

                            ----------------------

                              Merrill Lynch & Co.

                            Bear, Stearns & Co. Inc.

                            William Blair & Company

                                Lehman Brothers

                                            , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the issuance and distribution of the Common Stock being registered hereunder, other than underwriting discounts and commissions:

     SEC registration fee............................................. $ 30,500
     New York Stock Exchange listing fee..............................  129,500
     NASD filing fee..................................................   11,500
     Blue Sky fees and expenses (including fees of counsel)...........    7,500
     Accounting fees and expenses.....................................  150,000
     Legal fees and expenses..........................................  200,000
     Printing and engraving expenses..................................  200,000
     Transfer Agent and Registrar fees................................    5,000
     Miscellaneous....................................................   16,000
                                                                       --------
         Total........................................................ $750,000
                                                                       ========

      All amounts except the SEC registration fee, New York Stock Exchange listing fee and NASD filing fee are estimated.

Item 14. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

      In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

      To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

      Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

      The Registrant's Restated Certificate of Incorporation provides that an officer or director of the Registrant will not be personally liable to the Registrant or its stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to the Registrant or its stockholders, nor does it relieve the Registrant or its officers or directors from compliance with federal or state securities laws.

      The Registrant's Amended and Restated Bylaws generally provide that the Registrant shall indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party to or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding (each, a "Proceeding") by reason of the fact that such person is or was a director, officer or employee of the Registrant, or is or was serving at the request of the Registrant as a director, officer or employee of another entity, against all expenses, liabilities and losses reasonably incurred or suffered by such person in connection with such Proceeding.

      An officer or director shall not be entitled to indemnification by the Registrant if (i) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, or (ii) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

      The Purchase Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers and controlling persons of the Registrant by the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

      The Registrant has entered into agreements to indemnify its directors and certain officers, in addition to the indemnification provided for in the Amended and Restated Bylaws. These agreements will, among other things, indemnify the Registrant's directors and certain of its officers to the full extent permitted by Delaware law for any claims, liabilities, damages, judgments, penalties, fines, settlements, disbursements or expenses (including attorneys' fees) incurred by such person in any action or proceeding, including any action by or in the right of the Registrant, on account of services as a director or officer of the Registrant.

      In addition, the Registrant has directors' and officers' liability insurance that insures against certain liabilities, including liabilities under the Securities Act, subject to applicable restrictions.

Item 15. Recent Sales of Unregistered Securities

      The following information is furnished as to securities of the Registrant sold within the past three years that were not registered under the Securities
Act:

      On August 20, 1997, the Registrant acquired The Mikalix Group, Inc. as described under "Management's Discussion and Analysis of Financial Condition and Results of Operation" in the prospectus contained in this Registration Statement which description is incorporated by reference herein. The securities which may be issued to the sellers of The Mikalix Group, Inc. were sold in reliance on Section 4(2) of the Securities Act of 1933, as amended. The securities were sold in a private offering to purchasers who represented that they were purchasing such securities with investment intent and not with a view to the distribution thereof.

Item 16. Exhibits and Financial Schedules

      (a) Exhibits

      The list of exhibits is incorporated by reference to the "Index to Exhibits" located after the signature page of this Registration Statement.

      (b) Financial Statement Schedules

             ProVantage Health Services, Inc. and Subsidiaries

             Schedule VIII--Valuation and Qualifying Accounts

                              (In thousands)

                                          Additions
                                    ---------------------
                         Balance at Charged to Charged to             Balance at
                         beginning   bad debt    other    Deductions/    end
                          of year    expense   accounts*   Writeoffs   of year
                         ---------- ---------- ---------- ----------- ----------
Year (52 weeks) ended
 February 1, 1997:
  Allowance for losses
   on receivables.......   $   40      $878       $800                  $1,718

Year (52 weeks) ended
 January 31, 1998:
  Allowance for losses
   on receivables.......   $1,718      $ 38       $101       $881       $  976

Year (52 weeks) ended
 January 30, 1999:
  Allowance for losses
   on receivables.......   $  976      $185       $207       $ 54       $1,314

--------

*  Charges to other various income statement accounts, other than bad debts.

      All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of a schedule or because the information required is included in the consolidated financial statements of the Registrant or the notes thereto or the schedules are not required or inapplicable under the related instructions.

Item 17. Undertakings

      (a) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on March 25, 1999.

                                          Provantage Health Services, Inc.

                                               /s/ Jeffrey A. Jones*
                                          By: _________________________________
                                                     Jeffrey A. Jones,
                                                 Executive Vice President
                                                and Chief Operating Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

                Name                             Title                    Date
                ----                             -----                    ----
         /s/ Dale P. Kramer*         Chairman of the Board           March 25, 1999
____________________________________
           Dale P. Kramer

        /s/ Jeffrey A. Jones*        Executive Vice President and    March 25, 1999
____________________________________  Chief Operating Officer
          Jeffrey A. Jones            (Principal Executive
                                      Officer and Principal
                                      Financial Officer)

         /s/ Peter J. Beste*         Vice President and              March 25, 1999
____________________________________  Controller (Principal
           Peter J. Beste             Accounting Officer)


/s/ Richard D. Schepp
-------------------------------

*By Richard D. Schepp pursuant
to Powers of Attorney
previously filed.

                               INDEX TO EXHIBITS

 Exhibit
 Number                        Document Description
 -------                       --------------------
  1.1    Form of Purchase Agreement**
  3.1    Form of Restated Certificate of Incorporation of the Registrant
  3.2    Form of Amended and Restated Bylaws of the Registrant
  4.1    Form of Stock Certificate
  4.2    Form of Rights Agreement between the Registrant and Norwest Bank
         Minnesota, N.A. (including the Form of Certificate of
         Designation, Preferences and Rights of Senior B Junior
         Participating Preferred Stock and Form of Rights Certificate)
  4.3    Form of Demand Promissory Note issued by the Registrant to
         ProVantage Holdings, Inc.
  5.1    Opinion of Godfrey & Kahn, S.C.**
 10.1    Form of Administrative Services Agreement between the Registrant and ShopKo Stores, Inc.
 10.2    Form of I.T. Support Agreement between the Registrant and ShopKo
         Stores, Inc.
 10.3    Form of Credit Agreement between the Registrant and ShopKo
         Stores, Inc.
 10.4    Form of Indemnification and Hold Harmless Agreement between the
         Registrant and ShopKo Stores, Inc.
 10.5    Form of Registration Rights Agreement between the Registrant and
         ProVantage Holdings, Inc.
 10.6    Form of Tax Matters Agreement between the Registrant and ShopKo
         Stores, Inc.
 10.7    Form of Indemnification Agreement between the Registrant and the directors and certain officers of the Registrant
 10.8    Form of Change of Control Severance Agreement between the
         Registrant and certain officers of the Registrant
 10.9(a) First Amended and Restated Prescription Benefit Management
         Agreement between ProVantage Prescription Benefit Management,
         Inc. and American Medical Security, Inc. dated as of March 14,
         1996
 10.9(b) First Amendment to the First Amended and Restated Prescription
         Benefit Management Agreement between ProVantage Prescription
         Benefit Management, Inc. and American Medical Security, Inc.
 10.10   Registrant's 1999 Stock Incentive Plan
 10.11   Prescription Benefit Management Agreement between the Registrant and ShopKo Stores, Inc. dated as of January 27, 1999
 10.12   System Agreement between Systems Xcellence USA, Inc. and the
         Registrant dated as of January 27, 1999
 10.13   Vision Benefit Group Insurance Policy
 21.1    Subsidiaries of the Registrant*
 23.1    Consent and Report on Schedule of Deloitte & Touche LLP
 23.2    Consent of Godfrey & Kahn, S.C. (contained in Exhibit 5.1).**

 Exhibit
 Number       Document Description
 -------      --------------------
 24.1    Powers of Attorney*
 27.1    Financial Data Schedule
 99.1    Consent of Jeffrey C. Girard*
 99.2    Consent of William J. Podany*
 99.3    Consent of Gregory H. Wolf*
 99.4    Consent of Jeffrey A. Jones

--------

*Previously filed.

**To be filed.

                                       2